Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

DATED AS OF AUGUST 1, 2012

BY AND BETWEEN

NEW HAMPSHIRE THRIFT BANCSHARES, INC.

AND

THE NASHUA BANK

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TABLE OF DEFINITIONS

Page

Acquisition Proposal	37
Acquisition Transaction	37
Advisory Board	2
Agreement	1
Bank	1
BOLI	17
Business Day	37
Cash Consideration	3
Cash Election Shares	4
Certificate	37
Change in Recommendation	26
Closing	2
Closing Date	2
Code	1
Community Reinvestment Act	11
Confidentiality Agreement	27
Derivative Transaction	37
Dissenting Shares	4
Effective Date	2
Effective Time	2
Election Deadline	4
Election Form	4
Election Form Record Date	4
Environmental Law	37
ERISA	37
Exchange Act	37
Exchange Agent	37
Exchange Ratio	3
FDIC	38
FHLB	38
FRB	38
GAAP	38
Governmental Authority	38
Hazardous Substance	38
Indemnified Parties	29
Indemnifying Party	28
Informational Systems Conversion	31
Insurance Amount	29
Insurance Policies	17
Intellectual Property	38
IRS	38
Knowledge	38
Leases	16
Loans	16
Mailing Date	4
Material Adverse Effect	38
Merger	1
Merger Consideration	38
Merger Registration Statement	26
Mixed Election	4
NASDAQ	38
New Members	2

Page

NHBD	39
NHTB	1
NHTB Benefit Plans	21
NHTB Board	39
NHTB Defined Benefit Plan	21
NHTB Disclosure Schedule	39
NHTB ERISA Affiliate	21
NHTB Financial Statements	19
NHTB Option Plans	39
NHTB Share Price	39
NHTB Stock	39
Non-Election Shares	4
OCC	39
Option Payment	7
OREO	16
Person	39
PGBC	39
Proxy Statement/Prospectus	39
Regulatory Order	11
Rights	39
SBLF	7
SEC	10
Securities Act	39
Series A Preferred Stock	7
Settlement Agreement	30
Shortfall Number	5
Software	39
Stock Consideration	3
Stock Conversion Number	4
Stock Election Number	4
Stock Election Shares	4
Subsidiary	39
Superior Proposal	39
Surviving Bank	1
Tax	40
Tax Returns	40
Taxes	40
Termination Date	34
TNB	1
TNB Benefit Plans	12
TNB Board	40
TNB Disclosure Schedule	40
TNB Employees	12
TNB ERISA Affiliate	12
TNB Financial Statements	9
TNB Intellectual Property	40
TNB Meeting	26
TNB Options	7
TNB Pension Plan	12
TNB Stock	8
TNB Stock Option Plan	7
TNB Warrants	7

Treasury	7
Voting Agreement	1

Warrant Payment	7

v

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of August     , 2012, by and between New Hampshire Thrift Bancshares, Inc., a Delaware corporation (“NHTB”), and The Nashua Bank, a New Hampshire-chartered trust company (“TNB”).

WITNESSETH

WHEREAS, the Board of Directors of NHTB and the Board of Directors of TNB have each (i) determined that this Agreement and the business combination and related transactions contemplated hereby are in the best interests of their respective entities and shareholders; (ii) determined that this Agreement and the transactions contemplated hereby are consistent with and in furtherance of their respective business strategies; and (iii) approved this Agreement;

WHEREAS, in accordance with the terms of this Agreement, TNB will merge with and into Lake Sunapee Bank, fsb (the “Bank”), a federally chartered savings bank and wholly owned subsidiary of NHTB (the “Merger”);

WHEREAS, as a material inducement to NHTB to enter into this Agreement, each of the directors and executive officers of TNB has entered into a voting agreement with NHTB dated as of the date hereof (a “Voting Agreement”), substantially in the form attached hereto as Exhibit A pursuant to which each such director or executive officer has agreed, among other things, to vote all shares of TNB Stock (as defined herein) owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in such agreement;

WHEREAS, the parties intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be and hereby is adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the transactions described in this Agreement and to prescribe certain conditions thereto.

NOW, THEREFORE, in consideration of the mutual promises herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.01 Terms of the Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, TNB shall merge with and into Bank, and Bank shall be the surviving entity (hereinafter sometimes referred to as the “Surviving Bank”) and shall continue to be governed by the laws of the United States. NHTB will cause Bank to, and TNB shall, execute and deliver a Plan of Bank Merger substantially in the form attached to this Agreement as Exhibit B. As part of the Merger, shares of TNB Stock shall, at the Effective Time, be converted into the right to receive the Merger Consideration pursuant to the terms of Article II.

Section 1.02 Tax Consequences. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” as that term is used in Sections 354 and 361 of the Code. From and after the date of this Agreement and until the Closing, each party hereto shall use its reasonable best efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act would reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code. TNB and NHTB each hereby agree to deliver a certificate substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable its counsel to deliver the legal opinion contemplated by Section 6.01(e).

Section 1.03 Name of the Surviving Bank. The name of the Surviving Bank upon consummation of the Merger shall be “Lake Sunapee Bank, fsb.”

Section 1.04 Charter and Bylaws of the Surviving Bank. The charter and bylaws of the Surviving Bank upon consummation of the Merger shall be the charter and bylaws of Bank as in effect immediately prior to consummation of the Merger.

Section 1.05 Directors and Officers of NHTB and Surviving Bank.

(a) At Effective Time, the directors of each NHTB and Surviving Bank immediately prior the Effective Time shall continue to be the directors of NHTB and Surviving Bank, provided that at the Effective Time, the number of persons constituting the board of directors of NHTB and Surviving Bank shall each be increased by two (2) directors to be selected by NHTB and agreed to by TNB (the “New Members”), and the New Members shall be appointed to the board of directors of both NHTB and Surviving Bank for a term to expire at NHTB’s and Surviving Bank’s next annual meeting. The New Members shall be nominated to the board of directors of NHTB and Surviving Bank for a term of three (3) years and NHTB shall recommend that its stockholders vote in favor of the election of such nominee. Notwithstanding the foregoing, neither NHTB nor Surviving Bank shall have any obligation to appoint any New Member to serve on NHTB’s or Surviving Bank’s Board if such Person is not a member of the TNB’s board of directors immediately prior to the Effective Time. It is intended that each New Member will qualify as an “independent director” under applicable securities laws and NASDAQ listing standards. Each of the directors of NHTB and Surviving Bank immediately after the Effective Time shall hold office until his or her successor is elected and qualified or otherwise in accordance with the charter and bylaws of NHTB and Surviving Bank.

(b) The officers of NHTB and Surviving Bank shall consist of the officers of NHTB and Surviving Bank in office immediately prior to the Effective Time.

Section 1.06 Operation of Division; Advisory Board.

(a) For a minimum of three (3) years after the Effective Time of the Merger, TNB shall be referred to as “The Nashua Bank, a division of Lake Sunapee Bank.”

(b) NHTB shall establish a compensated Advisory Board (the “Advisory Board”), which shall operate pursuant to a written charter consistent with this Section 1.06, and which shall meet quarterly or as determined by NHTB. At or prior to the Effective Time, all of the directors of TNB in office immediately prior to the Effective Time, excluding the New Members appointed to the board of directors of NHTB and Surviving Bank, shall be invited to serve as members of such Advisory Board for a three-year term.

Section 1.07 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided under federal law, the State of New Hampshire Revised Statutes Annotated, and the regulations promulgated thereunder. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the separate corporate existence of TNB shall cease and all of the rights, privileges, powers, franchises, properties, assets, debts, liabilities, obligations, restrictions, disabilities and duties of TNB shall be vested in and assumed by Bank.

Section 1.08 Effective Date and Effective Time; Closing.

(a) Subject to the terms and conditions of this Agreement, NHTB will make all such filings as may be required to consummate the Merger by applicable laws and regulations. The Merger provided for herein shall become effective upon the acceptance by the OCC of the filing of articles of combination as provided in 12 C.F.R. § 552.13(j). The date of such filings is herein called the “Effective Date.” The “Effective Time” of the Merger shall be as specified by the OCC on the articles of combination.

(b) A closing (the “Closing”) shall take place immediately prior to the Effective Time at 10:00 a.m., Eastern time, at the principal offices of Hogan Lovells US LLP in Washington, D.C., or such other place, at such other time, or on such other date as the parties may mutually agree upon (such date, the “Closing Date”). At the Closing, there shall be delivered to NHTB and TNB the certificates and other documents required to be delivered under Article VI hereof.

Section 1.09 Alternative Structure. NHTB may, at any time prior to the Effective Time, change the method of effecting the combination of NHTB and TNB (including the provisions of this Article I) if and to the extent it deems such change to be necessary, appropriate or desirable; provided, however, that no such change shall (a) alter or change the Merger Consideration; (b) adversely affect the tax treatment of or TNB’s shareholders pursuant to this Agreement; (c) adversely affect the tax treatment of NHTB or TNB pursuant to this Agreement; or (d) materially impede or delay consummation of the transactions contemplated by this Agreement. In the event NHTB makes such a change, TNB agrees to execute an appropriate amendment to this Agreement in order to reflect such change.

Section 1.10 Additional Actions. If, at any time after the Effective Time, NHTB shall consider or be advised that any further deeds, documents, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, or record or otherwise, in NHTB its right, title or interest in, to or under any of the rights, properties or assets of TNB, or (ii) otherwise carry out the purposes of this Agreement, TNB and its officers and directors shall be deemed to have granted to NHTB an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in NHTB its right, title or interest in, to or under any of the rights, properties or assets of TNB or (b) otherwise carry out the purposes of this Agreement, and the officers and directors of NHTB are authorized in the name of TNB or otherwise to take any and all such action.

ARTICLE II

CONSIDERATION; EXCHANGE PROCEDURES

Section 2.01 Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person, all shares of TNB Stock held in the treasury of TNB and each share of TNB Stock owned by any direct or indirect wholly owned Subsidiary of TNB immediately prior to the Effective Time (other than shares held in a fiduciary capacity or in connection with debts previously contracted) shall cease to exist, and the Certificates for such shares shall be canceled as promptly as practicable thereafter, and no payment or distribution shall be made in consideration therefor. All remaining shares of TNB Stock, excluding Dissenting Shares (as defined herein), issued and outstanding immediately prior to the Effective Time shall become and be converted into the right to receive the Merger Consideration, pursuant to the terms of this Article II.

Section 2.02 Stock Consideration. Each outstanding share of TNB Stock that under the terms of Section 2.07 is to be converted into the right to receive shares of NHTB Stock (the “Stock Consideration”) shall be converted into and become the right to receive from NHTB 1.136 shares of NHTB Stock (the “Exchange Ratio”).

Section 2.03 Cash Consideration. Each outstanding share of TNB Stock that under the terms of Section 2.07 is to be converted into the right to receive cash (the “Cash Consideration”) shall be converted into the right to receive a cash payment of $14.50.

Section 2.04 Rights as Shareholders; Stock Transfers. At the Effective Time, holders of TNB Stock shall cease to be, and shall have no rights as, shareholders of TNB other than the right to receive the consideration provided under this Article II. After the Effective Time, there shall be no transfers on the stock transfer books of TNB of shares of TNB Stock.

Section 2.05 No Fractional Shares. Notwithstanding any other provision of this Agreement, neither certificates nor scrip for fractional shares of NHTB Stock shall be issued in the Merger. Each holder of a Certificate who otherwise would have been entitled to a fraction of a share of NHTB Stock shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of TNB Stock owned by such holder at the Effective Time) by the NHTB Share Price. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

Section 2.06 Dissenting Shares. Each outstanding share of TNB Stock the holder of which has perfected his or her right to dissent from the Merger under Chapter 293-A of the New Hampshire Revised Statutes Annotated and has not effectively withdrawn or lost such rights as of the Effective Time (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, and the holder thereof shall be entitled only to such rights as are granted by such provisions of the New Hampshire Revised Annotated. If any holder of Dissenting Shares shall fail to perfect or shall have effectively withdrawn or lost the right to dissent, the Dissenting Shares held by such holder shall thereupon be treated as though such Dissenting Shares had been converted into the right to receive the Merger Consideration to which such holder would be entitled pursuant to Section 2.07 hereof. TNB shall give NHTB prompt notice upon receipt by TNB of any such written demands for payment of the fair value of shares of TNB Stock and of withdrawals of such demands and any other instruments provided pursuant to Chapter 293-A of the New Hampshire Revised Statutes Annotated. Any payments made in respect of Dissenting Shares shall be made by the Surviving Corporation.

Section 2.07 Election Procedures.

(a) Holders of TNB Stock may elect to receive shares of NHTB Stock or cash (in either case without interest) in exchange for their shares of TNB Stock in accordance with the following procedures, provided that, in the aggregate, eighty percent (80%) of the total number of shares of TNB Stock issued and outstanding at the Effective Time, including any Dissenting Shares (the “Stock Conversion Number”), shall be converted into the Stock Consideration and the remaining outstanding shares of TNB Stock shall be converted into the Cash Consideration. Shares of TNB Stock as to which a holder of TNB Stock has elected to receive the Cash Consideration (including, pursuant to a Mixed Election) are referred to herein as “Cash Election Shares.” Shares of TNB Stock as to which a holder of TNB Stock has elected to receive the Stock Consideration (including, pursuant to a Mixed Election) are referred to herein as “Stock Election Shares.” Shares of TNB Stock as to which no election has been made (or as to which an Election Form is not returned properly completed) are referred to herein as “Non-Election Shares.” The aggregate number of Stock Election Shares is referred to herein as the “Stock Election Number.”

(b) An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent), in such form as TNB and NHTB shall mutually agree (“Election Form”), shall be mailed no more than forty (40) Business Days and no less than twenty (20) Business Days prior to the anticipated Effective Date or on such earlier date as TNB and NHTB shall mutually agree (the “Mailing Date”) to each holder of record of TNB Stock as of five (5) Business Days prior to the Mailing Date (the “Election Form Record Date”). Each Election Form shall permit such holder, subject to the allocation and election procedures set forth in this Section 2.07, (i) to elect to receive all cash with respect to each share of TNB Stock held by such holder, (ii) to elect to receive all NHTB Stock with respect to each share of TNB Common Stock held by such holder, (iii) to elect to receive cash with respect to a part of such holder’s TNB Stock and NHTB Stock with respect to the remaining part of such holder’s TNB Stock (a “Mixed Election”), or (iv) to indicate that such record holder has no preference as to the receipt of cash or NHTB Stock for such shares. A holder of record of shares of TNB Stock who holds such shares as nominee, trustee or in another representative capacity may submit multiple Election Forms, provided that each such Election Form covers all the shares of TNB Stock held by such nominee, trustee or held in another representative capacity for a particular beneficial owner. Any shares of TNB Stock with respect to which the holder thereof shall not, as of the Election Deadline, have made an election by submission to the Exchange Agent of an effective, properly completed Election Form shall be deemed Non-Election Shares. All Dissenting Shares shall be deemed Cash Election Shares, and with respect to such shares the holders thereof shall in no event receive consideration comprised of NHTB Stock, subject to Section 2.06; provided, however, that for purposes of making the proration calculations provided for in this Section 2.07 only Dissenting Shares as existing at the Effective Time shall be deemed Cash Election Shares.

(c) To be effective, a properly completed Election Form shall be submitted to the Exchange Agent on or before 5:00 p.m., Eastern time, on the twenty-fifth (25th) day following the Mailing Date (or such other time and date as TNB and NHTB may mutually agree) (the “Election Deadline”); provided, however, that the Election Deadline may not occur on or after the Closing Date. TNB shall make available up to two separate Election Forms, or such additional Election Forms as NHTB may permit, to all Persons who become holders (or beneficial owners) of TNB Stock between the Election Form Record Date and the close of business on the Business Day prior to the

Election Deadline. TNB shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein. An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more Certificates (or customary affidavits and indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all shares of TNB Stock covered by such Election Form, together with duly executed transmittal materials included with the Election Form. If a TNB shareholder either (i) does not submit a properly completed Election Form in a timely fashion or (ii) revokes its Election Form prior to the Election Deadline (without later submitting a properly completed Election Form prior to the Election Deadline), the shares of TNB Stock held by such shareholder shall be designated as Non-Election Shares. Any Election Form may be revoked or changed by the Person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such notice of revocation or change is actually received by the Exchange Agent at or prior to the Election Deadline. NHTB shall cause the Certificate or Certificates relating to any revoked Election Form to be promptly returned without charge to the Person submitting the Election Form to the Exchange Agent. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have discretion to determine when any election, modification or revocation is received and whether any such election, modification or revocation has been properly made.

(d) If the Stock Election Number exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and each holder of Stock Election Shares will be entitled to receive the Stock Consideration only with respect to that number of Stock Election Shares held by such holder (rounded to the nearest whole share) equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number, with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Cash Consideration.

(e) If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:

(i) if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and each holder of Non-Election Shares shall receive the Stock Consideration in respect of that number of Non-Election Shares held by such holder (rounded to the nearest whole share) equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Cash Consideration; or

(ii) if the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration and each holder of Cash Election Shares shall receive the Stock Consideration in respect of that number of Cash Election Shares held by such holder (rounded to the nearest whole share) equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Cash Consideration.

Section 2.08 Exchange of Certificates; Payment of the Consideration.

(a) Until the six (6) month anniversary of the Effective Time, NHTB shall make available on a timely basis or cause to be made available to the Exchange Agent the following: (i) cash in an amount sufficient to allow the Exchange Agent to make all payments that may be required pursuant to this Article II, and (ii) certificates, or at NHTB’s option, evidence of shares in book entry form, representing the shares of NHTB Stock, sufficient to pay the aggregate Stock Consideration required pursuant to this Article II, each to be given to the holders of TNB Stock in exchange for Certificates pursuant to this Article II. Upon such six (6) month anniversary, any such cash or certificates remaining in the possession of the Exchange Agent, together with any earnings in respect thereof, shall be delivered to NHTB. Any holder of Certificates who has not theretofore exchanged his or her Certificates for the Merger Consideration pursuant to this Article II shall thereafter be entitled to look exclusively to NHTB, and only as a general creditor thereof, for the Merger Consideration to which he or she may be entitled upon exchange of such Certificates pursuant to this Article II. If outstanding Certificates are not surrendered or the payment for them is not claimed prior to the date on which such payment would otherwise escheat to or become the property of any Governmental Authority, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of NHTB (and to the extent not in its possession shall be delivered to it), free and clear of all Liens of any Person previously entitled to such property. Neither the Exchange Agent nor any of the parties hereto shall be liable to any holder of TNB Stock represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. NHTB and the Exchange Agent shall be entitled to rely upon the stock transfer books of TNB to establish the identity of those Persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto.

(b) The Exchange Agent or NHTB shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Certificates such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Exchange Agent or NHTB such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Certificates in respect of which such deduction and withholding was made.

(c) Promptly after the Effective Time, but in no event later than five (5) Business Days thereafter, NHTB shall cause the Exchange Agent to mail or deliver to each Person who was, immediately prior to the Effective Time, a holder of record of TNB Stock a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent) containing instructions for use in effecting the surrender of Certificates in exchange for the Merger Consideration. Upon surrender to the Exchange Agent of a Certificate for cancellation together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall promptly be provided in exchange therefor, but in no event later than ten (10) Business Days after due surrender, a check in the amount of the Cash Consideration to which such holder is entitled pursuant to this Article II, plus any amounts due pursuant to Section 2.05 above, as well as a certificate representing the Stock Consideration to which such holder is entitled pursuant to this Article II, and the Certificate so surrendered shall forthwith be canceled. No interest will accrue or be paid with respect to any property to be delivered upon surrender of Certificates.

(d) If any cash payment is to be made in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Person requesting such exchange shall pay any transfer or other taxes required by reason of the making of such payment of the Cash Consideration in a name other than that of the registered holder of the Certificate surrendered, or required for any other reason relating to such holder or requesting Person, or shall establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not payable. If any certificate representing shares of NHTB Stock is to be issued in the name of other than the registered holder of the Certificate surrendered in exchange therefore, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of NHTB Stock in a name other than that of the registered holder of the Certificate surrendered, or required for any other reason relating to such holder or requesting Person, or shall establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(e) No dividends or other distributions with a record date after the Effective Time with respect to NHTB Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the recordholder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of NHTB Stock.

(f) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving TNB or the Exchange Agent, the posting by such Person of a bond in such reasonable amount as the Surviving Bank or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Surviving Bank or the Exchange Agent shall, in exchange for such lost, stolen or destroyed Certificate, pay or cause to be paid the Merger Consideration deliverable in respect of the shares of TNB Stock formerly represented by such Certificate pursuant to this Article II.

Section 2.09 Reservation of Shares. Effective upon the date of this Agreement, NHTB shall reserve for issuance a sufficient number of shares of the NHTB Stock for the purpose of issuing shares of NHTB Stock to TNB shareholders in accordance with this Article II.

Section 2.10 Listing of Additional Shares. Prior to the Effective Time, NHTB shall notify NASDAQ of the additional shares of NHTB Stock to be issued by NHTB in exchange for the shares of TNB Stock.

Section 2.11 Small Business Lending Fund. In connection with the Merger, each share of TNB’s Senior Non-Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) issued by TNB on September 8, 2011 to the United States Department of the Treasury (“Treasury”) pursuant to the Small Business Lending Fund (“SBLF”)”) Program, will be converted into or exchanged for preference securities of NHTB prior to or concurrently with the Effective Time.

Section 2.12 Options. TNB Disclosure Schedule 3.03(b) sets forth all of the outstanding stock options pursuant to which persons may acquire shares of TNB (“TNB Options”), as of the date hereof. At least ninety (90) days prior to the Effective Time, and pursuant to the terms of the TNB 2008 Stock Option Plan (the “TNB Stock Option Plan”) under which the TNB Options are granted, TNB will take (or will cause to be taken) all actions necessary (including providing such notices, adopting such resolutions and taking such other actions as are reasonably requested by NHTB) such that each holder of a TNB Option vested in the ordinary course (without regard to the Merger and the transactions contemplated thereby) prior to the Effective Time that is unexercised and outstanding as of the Effective Time shall, by reason of the Merger, be canceled and converted into the right to receive in cash an amount (subject to required tax withholdings) equal to (i) the excess, if any, of (A) the Cash Consideration per share over (B) the exercise price per share of each such TNB Option multiplied by (ii) the number of shares of TNB Stock subject to the TNB Option (the “Option Payment”) with no TNB Option being exercisable following the Effective Time. Similarly, TNB will take (or will cause to be taken) all actions necessary (including providing such notices, adopting such resolutions and taking such other actions as are reasonably requested by NHTB) such that each holder of a TNB Option that is outstanding but would otherwise be unvested prior to the Effective Time be exercisable during the period beginning sixty (60) days prior to the Effective Time and ending ten (10) days prior to the Effective Time with any such exercise to be contingent until, and effective upon, the occurrence of the Effective Time and with no such TNB Option being exercisable following the Effective Time. Any such outstanding but unvested TNB Option not exercised pursuant to the preceding sentence shall receive an Option Payment as if such TNB Option were vested. TNB shall make the Option Payments immediately prior to the Effective Time and the TNB shall give written notice to each holder of a then outstanding TNB Option that such holder will receive the payment described herein in exchange for such holder’s outstanding TNB Options and TNB shall obtain the written acknowledgment of each such holder of the receipt of such notice. Any TNB Options properly exercised prior to the Effective Time pursuant to the provisions of this Section 2.12 and the terms of the TNB Options will have the right to receive Merger Consideration on the same terms as all other outstanding TNB Stock pursuant to this Article II.

Section 2.13 Warrants. TNB Disclosure Schedule 3.03(b) sets forth all of the outstanding warrants issued by TNB (“TNB Warrants”) as of the date hereof. At the Effective Time, each TNB Warrant that is unexercised and outstanding immediately prior thereto shall, by reason of the Merger, be canceled and converted into the right to receive in cash an amount (subject to required tax withholdings) equal to (i) the excess of (A) the Cash Consideration per share over (B) the exercise price per share of each such TNB Warrant multiplied by (ii) the number of shares of TNB Stock subject to the TNB Warrant (the “Warrant Payment”). TNB shall make the Warrant Payment immediately prior to the Effective Time and TNB shall give written notice to each holder of a then outstanding TNB Warrant that such holder will receive the payment described herein in exchange for such holder’s outstanding TNB Warrants and TNB shall obtain the written acknowledgment of each such holder of the receipt of such notice. Any TNB Warrants properly exercised prior to the Effective Time pursuant to the terms of the TNB Warrants will have the right to receive Merger Consideration on the same terms as all other outstanding TNB Stock pursuant to this Article II.

Section 2.14 Adjustment to Stock/Cash Election Shares. The provisions of this Agreement assume that there will be no more than 1,181,479 shares of NHTB Stock issued as Stock Consideration at the Effective Time. If, between the date hereof and the Effective Time, TNB Options or TNB Warrants are exercised for TNB Stock, the Stock Election Shares shall not exceed 1,181,479 shares of NHTB Stock and the Cash Election Shares shall be increased accordingly. Nothing in this Section 2.14 shall be interpreted to permit an adjustment to the total Merger Consideration payable under this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF TNB

Section 3.01 Making of Representations and Warranties. Except as set forth in the TNB Disclosure Schedule, TNB hereby represents and warrants to NHTB that the statements contained in this Article III are correct as of the date of this Agreement and will be correct as of the Closing Date, except as to any representation or warranty which specifically relates to an earlier date, which only need be correct as of such earlier date.

Section 3.02 Organization, Standing and Authority of TNB. TNB is a New Hampshire state-chartered trust company duly organized, validly existing and in good standing under the laws of the State of New Hampshire. TNB’s deposits are insured by the FDIC in the manner and to the fullest extent provided by applicable law, and all premiums and assessments required to be paid in connection therewith have been paid by TNB when due. TNB is a member in good standing of the FHLB and owns the requisite amount of stock of the FHLB as set forth on TNB Disclosure Schedule 3.02. The Articles of Agreement and Bylaws of TNB, copies of which have been made available to NHTB, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement.

Section 3.03 TNB Capital Stock.

(a) The authorized capital stock of TNB consists solely of 5,000,000 shares of common stock, par value $1.00 per share, of which 1,260,700 shares are outstanding as of the date hereof (“TNB Stock”) and 1,000,000 shares of preferred stock, par value $.01 per share, of which 3,000 shares of are outstanding as of the date hereof. As of the date hereof, there are no shares of TNB Stock held in treasury by TNB. The outstanding shares of TNB Stock have been duly authorized and validly issued and are fully paid and non-assessable. Except for (a) the TNB Options to acquire 150,361 shares of TNB Stock, and (b) the TNB Warrants exercisable for 94,050 shares of TNB Stock, TNB does not have any Rights issued or outstanding with respect to TNB Stock and TNB does not have any commitment to authorize, issue or sell any TNB Stock or Rights.

(b) TNB Disclosure Schedule 3.03(b), contains a list setting forth, as of the date of this Agreement, all outstanding TNB Options, the exercise price per share with respect to each such TNB Option, a list of all option holders with respect to each TNB Stock Option including identification of any such optionees that are not current or former employees, directors or officers of TNB, the date of grant and date of expiration of each TNB Option, and any vesting schedule applicable to each unvested TNB Option. Upon issuance in accordance with the terms of the outstanding option agreements, the shares of TNB Stock issued pursuant to the TNB Options shall be issued in compliance with all applicable laws. TNB Disclosure Schedule 3.03(b) also contains a list of all TNB Warrants, including (i) the number of outstanding warrants, (ii) the exercise price of each warrant, and (iii) the names and addresses of the warrant holders.

Section 3.04 Subsidiaries. Except as set forth on TNB Disclosure Schedule 3.04, TNB does not, directly or indirectly, own or control any Affiliate. Except as disclosed on TNB Disclosure Schedule 3.04, TNB does not have any equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, except as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by TNB has not been conducted through any other direct or indirect Subsidiary or Affiliate of TNB. No such equity investment identified in TNB Disclosure Schedule 3.04 is prohibited by the State of New Hampshire, the NHBD or the FDIC.

Section 3.05 Corporate Power; Minute Books. TNB has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and TNB has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to receipt of all necessary approvals of Governmental Authorities and the approval of TNB’s shareholders of this Agreement. TNB does not conduct any trust business. The minute books of TNB contain true, complete and accurate records of all meetings and other corporate actions held or taken by shareholders of TNB and the TNB Board (including committees of the TNB Board).

Section 3.06 Execution and Delivery. Subject to the approval of this Agreement by the shareholders of TNB, this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of TNB and the TNB Board on or prior to the date hereof. The TNB Board has directed that this Agreement be submitted to TNB’s shareholders for approval at a meeting of such shareholders and, except for the approval and adoption of this Agreement by the requisite affirmative vote of the holders of the outstanding shares of TNB Stock entitled to vote thereon, no other vote of the shareholders of TNB is required by law, the Articles of Agreement of TNB, the Bylaws of TNB or otherwise to approve this Agreement and the transactions contemplated hereby. TNB has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by NHTB, this Agreement is a valid and legally binding obligation of TNB, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

Section 3.07 Regulatory Approvals; No Defaults.

(a) No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by TNB in connection with the execution, delivery or performance by TNB of this Agreement or to consummate the transactions contemplated hereby, except for (i) filings of applications or notices with, and consents, approvals or waivers by the NHBD, and (ii) the approval of this Agreement by the requisite affirmative vote of the holders of the outstanding shares of TNB Stock. As of the date hereof, TNB is not aware of any reason why the approvals set forth above and referred to in Section 6.01(a) will not be received in a timely manner.

(b) Subject to receipt, or the making, of the consents, approvals, waivers and filings referred to in the preceding paragraph, and the expiration of related waiting periods, the execution, delivery and performance of this Agreement by TNB, as applicable, and the consummation of the transactions contemplated hereby do not and will not (i) constitute a breach or violation of, or a default under, the Articles of Agreement or Bylaws (or similar governing documents) of TNB, (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to TNB, or any of its properties or assets or (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of TNB under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which TNB is a party, or by which it or any of its properties or assets may be bound or affected.

Section 3.08 Financial Statements.

(a) TNB has previously made available to NHTB copies of (i) the statements of condition of TNB as of December 31 for the fiscal years 2011 and 2010, and the related statements of income, changes in shareholders’ equity and cash flows for the fiscal years 2011, 2010 and 2009, in each case accompanied by the audit report of Shatswell, MacLeod & Company, P.C., the independent registered public accounting firm of TNB; and (ii) the unaudited statements of condition of TNB as of June 30, 2012 and the related unaudited statements of income, cash flows and changes in shareholders’ equity for the six-month period then ended (the “TNB Financial Statements”). The TNB Financial Statements (including the related notes, where applicable) fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the operations and financial position of TNB for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies with applicable accounting requirements; and each of such statements (including the related notes, where applicable) has been prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto. The books and records of TNB have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Shatswell, MacLeod & Company, P.C. has not resigned or been dismissed as independent public accountants of TNB as a result of or in connection with any disagreements with TNB on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) TNB is not now, nor has it ever been, required to file with the Securities and Exchange Commission (the “SEC”) any periodic or other reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

Section 3.09 Absence of Certain Changes or Events.

(a) Except as reflected in TNB’s unaudited balance sheet as of June 30, 2012, since December 31, 2011, there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on TNB.

(b) Since December 31, 2011, TNB has carried on its business only in the ordinary and usual course of business consistent with its past practices (except for the incurrence of expenses in connection with this Agreement).

(c) Except as set forth in TNB Disclosure Schedule 3.09, since June 30, 2012, TNB has not (i) increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any officer, employee or director from the amount thereof in effect as of June 30, 2012, granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonus, (ii) declared, set aside or paid any dividend or other distribution (whether in cash, stock or property) with respect to any of TNB’s capital stock, (iii) effected or authorized any split, combination or reclassification of any of TNB’s capital stock or any issuance or issued any other securities in respect of, in lieu of or in substitution for shares of TNB’s capital stock, (iv) changed any accounting methods (or underlying assumptions), principles or practices of TNB affecting its assets, liabilities or business, including without limitation, any reserving, renewal or residual method, practice or policy, (v) made any tax election by TNB or any settlement or compromise of any income tax liability by TNB, (vi) made any material change in TNB’s policies and procedures in connection with underwriting standards, origination, purchase and sale procedures or hedging activities with respect to any Loans, (vii) suffered any strike, work stoppage, slow-down, or other labor disturbance, (viii) been a party to a collective bargaining agreement, contract or other agreement or understanding with a labor union or organization, (ix) had any union organizing activities or (x) made any agreement or commitment (contingent or otherwise) to do any of the foregoing.

Section 3.10 Financial Controls and Procedures. During the periods covered by the TNB Financial Statements, TNB has had in place internal controls over financial reporting which are designed and maintained to ensure that (a) transactions are executed in accordance with management’s general or specific authorizations, (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (c) access to assets is permitted only in accordance with management’s general or specific authorization and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. None of TNB’s records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of TNB or its accountants.

Section 3.11 Regulatory Matters.

(a) TNB has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since December 31, 2009 with any Governmental Authority, and has paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by any Governmental Authority in the regular course of the business of TNB, and except as set forth in TNB Disclosure Schedule 3.11, no Governmental Authority has initiated any proceeding, or to the Knowledge of TNB, investigation into the business or operations of TNB, since December 31, 2009. Other than as set forth in TNB Disclosure Schedule 3.11, there is no unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations of TNB. TNB is “well-capitalized” as defined in applicable laws and regulations, and TNB has a Community Reinvestment Act of 1977, as amended (the “Community Reinvestment Act”), rating of “satisfactory” or better.

(b) Other than as set forth in TNB Disclosure Schedule 3.11, neither TNB, nor any of its properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter (each a “Regulatory Order”) from, any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of it. TNB has not been advised by, or has any Knowledge of facts which could give rise to an advisory notice by, any Governmental Authority that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any Regulatory Order.

Section 3.12 Legal Proceedings.

(a) Other than as set forth in TNB Disclosure Schedule 3.12, there are no pending or, to TNB’s Knowledge, threatened legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against TNB.

(b) TNB is not a party to any, nor are there any pending or, to TNB’s Knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against TNB in which, to the Knowledge of TNB, there is a reasonable probability of any material recovery against or other Material Adverse Effect on TNB or which challenges the validity or propriety of the transactions contemplated by this Agreement.

(c) There is no injunction, order, judgment or decree imposed upon TNB, or the assets of TNB, and TNB has not been advised of, or is aware of, the threat of any such action.

Section 3.13 Compliance with Laws.

(a) TNB is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, as amended, the Fair Housing Act, as amended, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act of 1970, as amended, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and all other applicable fair lending and fair housing laws or other laws relating to discrimination;

(b) TNB has all permits, licenses, authorizations, orders and approvals of, and have made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease their properties and to conduct their business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to TNB’s Knowledge, no suspension or cancellation of any of them is threatened; and

(c) Other than as set forth in TNB Disclosure Schedule 3.13, TNB has received, since December 31, 2009, no notification or communication from any Governmental Authority (i) asserting that it is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (ii) threatening to revoke any license, franchise, permit or governmental authorization (nor, to TNB’s Knowledge, do any grounds for any of the foregoing exist).

Section 3.14 Material Contracts; Defaults.

(a) Other than as set forth in TNB Disclosure Schedule 3.14, TNB is not a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral): (i) with respect to the employment of any directors, officers, employees or consultants; (ii) which would entitle any present or former director, officer, employee or agent of TNB to indemnification from TNB; (iii) which is a consulting agreement (including data processing, software programming and licensing contracts) not terminable on sixty (60) days or less notice and involving the payment of more than $25,000 per annum; or (iv) which materially restricts the conduct of any business by TNB. TNB has previously delivered to NHTB true, complete and correct copies of each such document.

(b) To its Knowledge, TNB is not in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. No power of attorney or similar authorization given directly or indirectly by TNB is currently outstanding.

Section 3.15 Brokers. Neither TNB nor any of its officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that TNB has engaged, and will pay a fee or commission to, Keefe, Bruyette & Woods, Inc. A true, complete and correct copy of the engagement letter with Keefe, Bruyette & Woods, Inc. has been provided to NHTB.

Section 3.16 Employee Benefit Plans.

(a) All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of TNB (the “TNB Employees”) and current or former directors of TNB including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans (the “TNB Benefit Plans”), are identified in TNB Disclosure Schedule 3.16. True and complete copies of all TNB Benefit Plans including, but not limited to, any trust instruments and insurance contracts forming a part of any TNB Benefit Plans and all amendments thereto, have been provided to NHTB.

(b) All TNB Benefit Plans covering TNB Employees, to the extent subject to ERISA, are in substantial compliance with ERISA. Each TNB Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “TNB Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS, and to the Knowledge of TNB, there are no circumstances likely to result in revocation of any such favorable determination letter or the loss of the qualification of such TNB Pension Plan under Section 401(a) of the Code. There is no pending or, to TNB’s Knowledge, threatened litigation relating to the TNB Benefit Plans. TNB has not engaged in a transaction with respect to any TNB Benefit Plan or TNB Pension Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject TNB to a material tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(c) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by TNB with respect to any ongoing, frozen or terminated “single employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with TNB under Section 4001 of ERISA or Section 414 of the Code (a “TNB ERISA Affiliate”). TNB has not incurred, and does not expect to incur, any withdrawal liability with respect to a multiemployer plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of a TNB ERISA Affiliate). No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any TNB Pension Plan or by any TNB ERISA Affiliate within the 12 month period ending on the date hereof or will be required to be filed in connection with the Transactions contemplated by this Agreement.

(d) All contributions required to be made under the terms of any TNB Benefit Plan have been timely made or have been reflected on the financial statements of TNB. No TNB Pension Plan or single-employer plan of a TNB ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no TNB ERISA Affiliate has an outstanding funding waiver. TNB has not provided, and is not required to provide, security to any TNB Pension Plan or to any single-employer plan of a TNB ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

(e) TNB has no obligations for retiree health and life benefits under any TNB Benefit Plan, other than coverage as may be required under Section 4980B of the Code or Part 6 of Title I of ERISA, or under the continuation of coverage provisions of the laws of any state or locality. TNB may amend or terminate any such TNB Benefit Plan at any time without incurring any liability thereunder.

(f) Other than as set forth in TNB Disclosure Schedule 3.16(f), the execution of this Agreement, shareholder approval of this Agreement or consummation of any of the transactions contemplated by this Agreement will not (i) entitle any TNB Employees to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the TNB Benefit Plans, (iii) result in any breach or violation of, or a default under, any of the TNB Benefit Plans, (iv) result in any payment that would be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future, (v) limit or restrict the right of TNB, or after the consummation of the transactions contemplated herby, NHTB or Surviving Bank, to merge amend, or terminate any of the TNB Benefit Plans, or (vi) result in payments that would not be deductible under Section 162(m) of the Code. TNB Disclosure Schedule 3.16(f) contains a schedule showing the present value of the monetary amounts payable as of the date specified in such schedule, whether individually or in the aggregate (including good faith estimates of all amounts not subject to precise quantification as of the date of this Agreement), under any employment, change-in-control, severance or similar contract, plan or arrangement with or which covers any present or former director, officer or employee of TNB who may be entitled to any such amount and identifying the types and estimated amounts of the in-kind benefits due under any TNB Benefit Plans (other than a plan qualified under Section 401(a) of the Code) for each such person, specifying the assumptions in such schedule and providing estimates of other related fees or expenses together with such detail as is needed to ensure that no such payment or benefit would result in a parachute payment to a disqualified individual within the meaning of Section 280G of the Code.

(g) Each TNB Benefit Plan that is a deferred compensation plan and any deferral elections thereunder are in substantial compliance with Section 409A of the Code, to the extent applicable.

(h) Each TNB Option (i) was granted in compliance with all applicable laws and all of the terms and conditions of the applicable plan pursuant to which it was issued, (ii) has an exercise price per share equal to or greater than the fair market value of a share of TNB Stock on the date of such grant, (iii) has a grant date identical to the date on which the TNB Board or the TNB’s compensation committee actually awarded it, (iv) is exempt from the Section 409A of the Code, and (v) qualifies for the tax and accounting treatment afforded to such award in the TNB Tax Returns and the TNB Financial Statements, respectively.

Section 3.17 Labor Matters. TNB is not a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is TNB the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act, as amended) or seeking to compel TNB to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it pending or, to TNB’s Knowledge, threatened, nor is TNB aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

Section 3.18 Environmental Matters.

(a) TNB and its owned real properties are in material compliance with all Environmental Laws. TNB is not aware of, nor has TNB received notice of, any past, present, or future conditions, events, activities, practices or incidents that may interfere with or prevent the material compliance of TNB with all Environmental Laws.

(b) TNB has obtained all material permits, licenses and authorizations that are required under all Environmental Laws.

(c) No Hazardous Substance exist on, about or within any of the owned real properties, nor to TNB’s Knowledge have any Hazardous Substance previously existed on, about or within or been used, generated, stored, transported, disposed of, on or released from any of the Properties. The use that TNB makes and intends to make of the owned real properties shall not result in the use, generation, storage, transportation, accumulation, disposal or release of any Hazardous Material on, in or from any of those properties.

(d) There is no action, suit, proceeding, investigation, or inquiry before any court, administrative agency or other governmental authority pending or to TNB’s Knowledge threatened against TNB relating in any way to any Environmental Law. TNB has no liability for remedial action under any Environmental Law. TNB has not received any request for information by any governmental authority with respect to the condition, use or operation of any of the owned real properties or TNB Loan Property nor has TNB received any notice of any kind from any governmental authority or other person with respect to any violation of or claimed or potential liability of any kind under any Environmental Law with respect to any of the owned real properties or TNB Loan Property

Section 3.19 Tax Matters.

(a) TNB has filed all Tax Returns that it was required to file under applicable laws and regulations, other than Tax Returns that are not yet due or for which a request for extension was filed. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable laws and regulations. All Taxes due and owing by TNB (whether or not shown on any Tax Return) have been paid other than Taxes that have been reserved or accrued on the balance sheet of TNB and which TNB is contesting in good faith. TNB is not the beneficiary of any extension of time within which to file any Tax Return, and other than as set forth on TNB Disclosure Schedule 3.19, neither TNB nor any its Subsidiaries currently has any open tax years. No claim has ever been made by an authority in a jurisdiction where TNB does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of TNB.

(b) TNB has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party.

(c) No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are being conducted or to the Knowledge of TNB are pending with respect to TNB. TNB has not received from any foreign, federal, state, or local taxing authority (including jurisdictions where TNB has not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against TNB.

(d) TNB has provided NHTB with true and complete copies of the United States federal, state, local, and foreign income Tax Returns filed with respect to TNB for taxable periods ended December 31, 2011, 2010 and 2009. TNB has delivered to NHTB correct and complete copies of all examination reports, and statements of deficiencies assessed against or agreed to by TNB filed for the years ended December 31, 2011, 2010 and 2009. TNB has timely and properly taken such actions in response to and in compliance with notices TNB has received from the IRS in respect of information reporting and backup and nonresident withholding as are required by law.

(e) TNB has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(f) TNB has not been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). TNB has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662. TNB is not a party to or bound by any Tax allocation or sharing agreement. TNB (i) has not been a member of an affiliated group filing a consolidated federal income Tax Return, and (ii) has no liability for the Taxes of any individual, bank, corporation, partnership, association, joint stock company, business trust, limited liability company, or unincorporated organization (other than TNB) under Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(g) The unpaid Taxes of TNB (i) did not, as of the end of the most recent period covered by TNB’s call reports filed on or prior to the date hereof, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the financial statements included in TNB’s call reports filed on or prior to the date hereof (rather than in any notes thereto), and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of TNB in filing its Tax Returns. Since the end of the most recent period covered by TNB’s call reports filed prior to the date hereof, TNB has not incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(h) TNB shall not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(i) TNB has not distributed stock of another Person or had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(j) TNB has not participated in a listed transaction within the meaning of Reg. Section 1.6011-4 (or any predecessor provision) and TNB has not been notified of, or to TNB’s Knowledge has participated in, a transaction that is described as a “reportable transaction” within the meaning of Reg. Section 1.6011-4(b)(1).

Section 3.20 Investment Securities. TNB Disclosure Schedule 3.20 sets forth the book and market value as of June 30, 2012 of the investment securities, mortgage backed securities and securities held for sale of TNB, as well as, with respect to such securities, descriptions thereof, CUSIP numbers, book values, fair values and coupon rates.

Section 3.21 Derivative Transactions.

(a) All Derivative Transactions entered into by TNB or for the account of any of its customers were entered into in accordance with applicable laws, rules, regulations and regulatory policies of any Governmental Authority, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by TNB, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with its advisers) and to bear the risks of such Derivative Transactions. TNB has duly performed all of its obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the Knowledge of TNB, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

(b) Except as set forth in TNB Disclosure Schedule 3.21, no Derivative Transactions, were it to be a Loan held by TNB, would be classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import. The financial position of TNB under or with respect to each such Derivative Transactions has been reflected in the books and records of TNB in accordance with GAAP consistently applied, and no open exposure of TNB with respect to any such instrument (or with respect to multiple instruments with respect to any single counterparty) exists.

Section 3.22 Loans; Nonperforming and Classified Assets.

(a) Except as set forth in TNB Disclosure Schedule 3.22(a), as of the date hereof, TNB is not a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), under the terms of which the obligor was, as of June 30, 2012, over sixty (60) days delinquent in payment of principal or interest or in default of any other material provision, or (ii) Loan with any director, executive officer or five percent or greater shareholder of TNB, or to the Knowledge of TNB, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. TNB Disclosure Schedule 3.22(a) identifies (x) each Loan that as of June 30, 2012 was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by TNB or any bank examiner, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, and (y) each asset of TNB that as of June 30, 2012 was classified as other real estate owned (“OREO”) and the book value thereof.

(b) Each Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to the Knowledge of TNB, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(c) The loan documents with respect to each Loan were in compliance with applicable laws and regulations and TNB’s lending policies at the time of origination of such Loans and are complete and correct.

(d) Except as set forth in TNB Disclosure Schedule 3.22(d), TNB is not a party to any agreement or arrangement with (or otherwise obligated to) any Person which obligates TNB to repurchase from any such Person any Loan or other asset of TNB.

Section 3.23 Tangible Properties and Assets.

(a) TNB Disclosure Schedule 3.23(a) sets forth a true, correct and complete list of all real property owned by TNB. Except as set forth in TNB Disclosure Schedule 3.23(a), and except for properties and assets disposed of in the ordinary course of business or as permitted by this Agreement, TNB has good title to, valid leasehold interests in or otherwise legally enforceable rights to use all of the real property, personal property and other assets (tangible or intangible), used, occupied and operated or held for use by it in connection with its business as presently conducted in each case, free and clear of any Lien, except for (i) statutory Liens for amounts not yet delinquent and (ii) Liens incurred in the ordinary course of business or imperfections of title, easements and encumbrances, if any, that, individually and in the aggregate, are not material in character, amount or extent, and do not materially detract from the value and do not materially interfere with the present use, occupancy or operation of any material asset.

(b) TNB Disclosure Schedule 3.23(b) sets forth a true, correct and complete schedule of all leases, subleases, licenses and other agreements under which TNB uses or occupies or has the right to use or occupy, now or in the future, real property (the “Leases”). Each of the Leases is valid, binding and in full force and effect and, as of the date hereof, TNB has not received a written notice of, and otherwise has no Knowledge of any, default or termination with respect to any Lease. There has not occurred any event and no condition exists that would constitute a termination event or a material breach by TNB of, or material default by TNB in, the performance of any covenant, agreement or condition contained in any Lease, and to TNB’s Knowledge, no lessor under a Lease is in material breach or default in the performance of any material covenant, agreement or condition contained in such

Lease. Except as set forth on TNB Disclosure Schedule 3.23(b), there is no pending or, to TNB’s Knowledge, threatened proceeding, action or governmental or regulatory investigation of any nature by any Governmental Authority with respect to the real property that TNB uses or occupies or has the right to use or occupy, now or in the future, including without limitation a pending or threatened taking of any of such real property by eminent domain. TNB has paid all rents and other charges to the extent due under the Leases.

Section 3.24 Intellectual Property. TNB Disclosure Schedule 3.24 sets forth a true, complete and correct list of all TNB Intellectual Property. TNB owns or has a valid license to use all TNB Intellectual Property, free and clear of all Liens, royalty or other payment obligations (except for royalties or payments with respect to off-the-shelf Software at standard commercial rates). TNB Intellectual Property constitutes all of the Intellectual Property necessary to carry on the business of TNB as currently conducted. TNB Intellectual Property owned by TNB, and to the Knowledge of TNB, all other TNB Intellectual Property, is valid and enforceable and has not been cancelled, forfeited, expired or abandoned, and TNB has not received notice challenging the validity or enforceability of TNB Intellectual Property. To the Knowledge of TNB, the conduct of the business of TNB does not violate, misappropriate or infringe upon the Intellectual Property rights of any third party. The consummation of the Transactions will not result in the loss or impairment of the right of TNB to own or use any of the TNB Intellectual Property.

Section 3.25 Fiduciary Accounts. Since December 31, 2008, TNB has properly administered all accounts for which it is or was a fiduciary, including but not limited to accounts for which it serves or served as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither TNB nor any of its directors, officers or employees, has committed any breach of trust with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

Section 3.26 Insurance.

(a) TNB Disclosure Schedule 3.26(a) identifies all of the material insurance policies, binders, or bonds currently maintained by TNB, other than credit-life policies (the “Insurance Policies”), including the insurer, policy numbers, amount of coverage, effective and termination dates and any pending claims thereunder involving more than $50,000. TNB is insured with reputable insurers against such risks and in such amounts as the management of TNB reasonably has determined to be prudent in accordance with industry practices. All the Insurance Policies are in full force and effect, TNB is not in material default thereunder and all claims thereunder have been filed in due and timely fashion.

(b) TNB Disclosure Schedule 3.26(b) sets forth a true, correct and complete description of all TNB owned life insurance (“BOLI”) owned by TNB, including the value of BOLI as of the end of the month prior to the date hereof. The value of such BOLI as of the date hereof is fairly and accurately reflected in the TNB Financial Statements in accordance with GAAP.

Section 3.27 Antitakeover Provisions. No “control share acquisition,” “business combination moratorium,” “fair price” or other form of antitakeover statute or regulation is applicable to this Agreement and the transactions contemplated hereby.

Section 3.28 Fairness Opinion. The TNB Board has received the written opinion of Keefe, Bruyette & Woods, Inc. to the effect that as of the date hereof the Merger Consideration is fair to the holders of TNB Stock from a financial point of view.

Section 3.29 Proxy Statement/Prospectus. As of the date of the Proxy Statement/Prospectus and the dates of the meeting of the shareholders of TNB to which such Proxy Statement/Prospectus relates, the Proxy Statement/Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify information as of an earlier date, and further provided that no representation and warranty is made with respect to information relating to NHTB included in the Proxy Statement/Prospectus.

Section 3.30 Small Business Lending Fund. TNB is current on all dividends payable under the SBLF Program.

Section 3.31 Disclosure. The representations and warranties contained in this Article III, when considered as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article III not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF NHTB

Section 4.01 Making of Representations and Warranties. Except as set forth in the NHTB Disclosure Schedule, NHTB hereby represents and warrants to TNB that the statements contained in this Article IV are correct as of the date of this Agreement and will be correct as of the Closing Date, except as to any representation or warranty which specifically relates to an earlier date, which only need be correct as of such earlier date.

Section 4.02 Organization, Standing and Authority of NHTB. NHTB is a Delaware corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and is duly registered as a savings and loan holding company under the Home Owners’ Loan Act of 1933, as amended. NHTB has full corporate power and authority to carry on its business as now conducted. NHTB is duly licensed or qualified to do business in the States of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification. The Articles of Incorporation and Bylaws of NHTB, copies of which have been made available to TNB, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement.

Section 4.03 Organization, Standing and Authority of Bank. Bank is a federally-chartered savings bank duly organized, validly existing and in good standing under the laws of the United States. Bank’s deposits are insured by the FDIC in the manner and to the fullest extent provided by applicable law, and all premiums and assessments required to be paid in connection therewith have been paid by Bank when due. Bank is a member in good standing of each of the Federal Reserve System and the FHLB and owns the requisite amount of stock of each as set forth on NHTB Disclosure Schedule 4.03. The Articles of Agreement and Bylaws of Bank, copies of which have been made available to TNB, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement.

Section 4.04 NHTB Capital Stock. The authorized capital stock of NHTB consists of 10,000,000 shares of NHTB Stock, of which 5,907,402 shares are outstanding as of the date hereof, and 2,500,000 shares of preferred stock, of which 20,000 shares are outstanding. As of the date hereof, 425,279 shares of NHTB Stock are held in treasury by NHTB. The outstanding shares of NHTB Stock have been duly authorized and validly issued and are fully paid and non-assessable. Except for (a) the NHTB Option Plans pursuant to which there are outstanding options to acquire 301,042 shares of NHTB Stock, and (b) the NHTB Stock to be issued pursuant to this Agreement, NHTB does not have any Rights issued or outstanding with respect to NHTB Stock and NHTB does not have any commitments to authorize, issue or sell any NHTB Stock or Rights.

Section 4.05 Subsidiaries. Except as set forth on NHTB Disclosure Schedule 4.05, NHTB does not, directly or indirectly, own or control any Affiliate. Except as disclosed on NHTB Disclosure Schedule 4.05, NHTB does not have any equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, except as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by NHTB has not been conducted through any other direct or indirect Subsidiary or Affiliate of NHTB. No such equity investment identified in NHTB Disclosure Schedule 4.05 is prohibited by the State of New Hampshire, the NHBD or the OCC.

Section 4.06 Corporate Power; Minute Books. Each of NHTB and Bank has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and each of NHTB and Bank has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to receipt of all necessary approvals of Governmental Authorities. The minute books of NHTB contain true, complete and accurate records of all meetings and other corporate actions held or taken by shareholders of NHTB and the NHTB Board (including committees of the NHTB Board).

Section 4.07 Execution and Delivery. This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of NHTB and the NHTB Board on or prior to the date hereof. NHTB has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by Bank, this Agreement is a valid and legally binding obligation of NHTB, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

Section 4.08 Regulatory Approvals; No Defaults.

(a) No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by NHTB or any of its Subsidiaries in connection with the execution, delivery or performance by NHTB or Bank of this Agreement, or to consummate the transactions contemplated hereby, except for filings of applications or notices with, and consents, approvals or waivers by, the FRB, the OCC and the NHDB, as may be required. As of the date hereof, NHTB is not aware of any reason why the approvals set forth above will not be received in a timely manner.

(b) Subject to receipt, or the making, of the consents, approvals, waivers and filings referred to in the preceding paragraph and expiration of the related waiting periods, the execution, delivery and performance of this Agreement by NHTB, and the consummation of the transactions contemplated hereby do not and will not (i) constitute a breach or violation of, or a default under, the charter or bylaws (or similar governing documents) of NHTB or any of its Subsidiaries, (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to NHTB or any of its Subsidiaries, or any of their respective properties or assets or (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of NHTB or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which NHTB or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

Section 4.09 Financial Statements. NHTB has previously made available to Bank copies of (a) the consolidated statements of condition of NHTB and its Subsidiaries as of December 31 for the fiscal years 2011 and 2010, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the fiscal years 2011, 2010 and 2009, in each case accompanied by the audit report of Shatswell, MacLeod & Company, P.C., the independent registered public accounting firm of NHTB, and (ii) the unaudited consolidated statements of condition of NHTB and its Subsidiaries as of June 30, 2012 and the related unaudited consolidated statements of income, cash flows and changes in shareholders’ equity for the six-month period then ended (the “NHTB Financial Statements”). The NHTB Financial Statements (including the related notes, where applicable) fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and consolidated financial position of NHTB and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies with applicable accounting requirements and each of such statements (including the related notes, where applicable) has been prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto. The books and records of NHTB and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Shatswell, MacLeod & Company, P.C. has not resigned or been dismissed as independent public accountants of NHTB as a result of or in connection with any disagreements with NHTB on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

Section 4.10 Absence of Certain Changes or Events. Except as reflected in NHTB’s unaudited balance sheet as of June 30, 2012, since December 31, 2011, there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on NHTB.

Section 4.11 Financial Controls and Procedures. During the periods covered by the NHTB Financial Statements, NHTB has had in place internal controls over financial reporting which are designed and maintained to ensure that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. None of NHTB’s records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of NHTB or its accountants.

Section 4.12 Regulatory Matters.

(a) NHTB has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since December 31, 2009 with any Governmental Authority, and has paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by any Governmental Authority in the regular course of the business of NHTB, no Governmental Authority has initiated any proceeding, or to the Knowledge of NHTB, investigation into the business or operations of NHTB, since December 31, 2009. There is no unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations of Bank. Bank is “well-capitalized” as defined in applicable laws and regulations, and Bank has a Community Reinvestment Act rating of “satisfactory” or better.

(b) NHTB has timely filed with the SEC and NASDAQ all Securities Documents required by the Securities Laws, and such Securities Documents, as the same may have been amended, complied, at the time filed with the SEC, in all material respects with the Securities Laws.

(c) Neither NHTB, nor any of its properties is a party to or is subject to any Regulatory Order from any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of it. NHTB has not been advised by, or has any Knowledge of facts which could give rise to an advisory notice by, any Governmental Authority that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any Regulatory Order.

Section 4.13 Legal Proceedings.

(a) Other than as set forth in NHTB Disclosure Schedule 4.13, there are no pending or, to NHTB’s Knowledge, threatened legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against NHTB.

(b) NHTB is not a party to any, nor are there any pending or, to NHTB’s Knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against NHTB in which, to the Knowledge of NHTB, there is a reasonable probability of any material recovery against or other Material Adverse Effect on NHTB or which challenges the validity or propriety of the transactions contemplated by this Agreement.

(c) There is no injunction, order, judgment or decree imposed upon NHTB, or the assets of NHTB, and NHTB has not been advised of, or is aware of, the threat of any such action.

Section 4.14 Compliance With Laws.

(a) NHTB is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, as amended, the Fair Housing Act, as amended, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act of 1970, as amended, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and all other applicable fair lending and fair housing laws or other laws relating to discrimination;

(b) NHTB has all permits, licenses, authorizations, orders and approvals of, and have made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease their properties and to conduct their business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to NHTB’s Knowledge, no suspension or cancellation of any of them is threatened; and

(c) NHTB has received, since December 31, 2009, no notification or communication from any Governmental Authority (i) asserting that it is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces, or (ii) threatening to revoke any license, franchise, permit or governmental authorization (nor, to NHTB’s Knowledge, do any grounds for any of the foregoing exist).

Section 4.15 Brokers. Neither NHTB nor any of its officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that NHTB has engaged, and will pay a fee or commission to, Sterne, Agee & Leach, Inc. A true, complete and correct copy of the engagement letter with Sterne, Agee & Leach, Inc. has been previously delivered to TNB.

Section 4.16 Employee Benefit Plans.

(a) All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of NHTB and its Subsidiaries and current or former directors of NHTB and its Subsidiaries including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans (the “NHTB Benefit Plans”), are identified in NHTB Disclosure Schedule 4.16.

(b) To the Knowledge of NHTB, each NHTB Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA, HIPAA, and any regulations or rules promulgated thereunder, and all material filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA, and HIPAA and any other applicable law have been timely made or any interest, fines, penalties or other impositions for late filings have been paid in full. Each NHTB Benefit Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, and NHTB is not aware of any circumstances which are reasonably likely to result in revocation of any such favorable determination letter. There is no material pending or, to the Knowledge of NHTB, threatened action, suit or claim relating to any of the NHTB Benefit Plans (other than routine claims for benefits). Neither NHTB nor any of its Subsidiaries have engaged in a transaction, or omitted to take any action, with respect to any NHTB Benefit Plan that would reasonably be expected to subject NHTB or any Subsidiary to a material unpaid tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA.

(c) No liability to any Governmental Entity, other than PBGC premiums arising in the ordinary course of business, has been or is expected by NHTB or any Subsidiary with respect to any NHTB Benefit Plan which is subject to Title IV of ERISA (“NHTB Defined Benefit Plan”) currently or formerly maintained by NHTB or any entity which is considered one employer with NHTB under Section 4001(b)(1) of ERISA or Section 414 of the Code (an “NHTB ERISA Affiliate”). Neither NHTB nor any NHTB ERISA Affiliate has contributed to any “multiemployer plan,” as defined in Section 3(37) of ERISA. No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any NTHB Defined Benefit Plan or by any NHTB ERISA Affiliate within the 12 month period ending on the date hereof or will be required to be filed in connection with the transactions contemplated by this Agreement. No NHTB Defined Benefit Plan or single-employer plan of any NHTB ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no ERISA Affiliate has an outstanding funding waiver. NHTB has not provided, and is not required to provide, security to any NHTB Defined Benefit Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

(d) All material contributions required to be made under the terms of any NHTB Benefit Plan have been timely made, and all anticipated contributions and funding obligations are accrued on NHTB’s consolidated financial statements to the extent required by GAAP. NHTB and its Subsidiaries have expensed and accrued as a liability the present value of future benefits under each applicable NHTB Benefit Plan for financial reporting purposes as required by GAAP.

Section 4.17 Tax Matters.

(a) NHTB has filed all Tax Returns that it was required to file under applicable laws and regulations, other than Tax Returns that are not yet due or for which a request for extension was filed. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable laws and regulations. All Taxes due and owing by NHTB (whether or not shown on any Tax Return) have been paid other than Taxes that have been reserved or accrued on the balance sheet of NHTB and which NHTB is contesting in good faith. NHTB is not the beneficiary of any extension of time within which to file any Tax Return, and neither NHTB nor any of its subsidiaries currently has any open tax years. No claim has ever been made by an authority in a jurisdiction where NHTB does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of NHTB.

(b) NHTB has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party.

(c) No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are being conducted or to the Knowledge of NHTB are pending with respect to NHTB. NHTB has not received from any foreign, federal, state, or local taxing authority (including jurisdictions where NHTB has not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against NHTB.

Section 4.18 Financial Ability. On the Effective Date, NHTB will have all funds necessary to consummate the Merger and pay the aggregate Merger Consideration to holders of TNB Stock pursuant to Article II hereof.

Section 4.19 NHTB Stock. The shares of NHTB Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.

Section 4.20 Disclosure. The representations and warranties contained in this Article IV, when considered as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article IV not misleading.

ARTICLE V

COVENANTS

Section 5.01 Covenants of TNB. During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of NHTB, TNB shall carry on its business in the ordinary course consistent with past practice and consistent with prudent banking practice and in compliance in all material respects with all applicable laws and regulations. TNB will use its reasonable best efforts to (i) preserve its business organization intact, (ii) keep available to itself and NHTB the present services of the current officers and employees of TNB and (iii) preserve for itself and NHTB the goodwill of the customers of TNB and others with whom business relationships exist. Without limiting the generality of the foregoing, and except as set forth in the TNB Disclosure Schedule or as otherwise expressly contemplated or permitted by this Agreement or consented to in writing by NHTB, TNB shall not:

(a) Capital Stock. Other than pursuant to stock options, warrants or stock-based awards outstanding as of the date hereof and listed in the TNB Disclosure Schedules, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation or reservation of, any additional shares of capital stock or any Rights, (ii) permit any additional shares of capital stock to become subject to grants of employee or director stock options, warrants or other Rights, or (iii) redeem, retire, purchase or otherwise acquire, directly or indirectly, any TNB Stock, or obligate itself to purchase, retire or redeem, any of its shares of TNB Stock (except to the extent necessary to effect a cashless exercise of TNB Options outstanding on the date hereof).

(b) Dividends; Etc. (i) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of TNB Stock or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any shares of its capital stock.

(c) Compensation; Employment Agreements, Etc. Enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of TNB or grant any salary or wage increase or increase any employee benefit or pay any incentive or bonus payments, except (i) for normal increases in compensation to employees in the ordinary course of business consistent with past practice, provided that no such increase shall be more than three percent (3%) with respect to any individual officer, director or employee and provided further that any increases, either singularly or in the aggregate, shall be consistent with TNB’s 2012 budget, a copy of which has been made available to NHTB, (ii) TNB shall be permitted to make cash contributions to the TNB 401(k) Plan in the ordinary course of business consistent with past practice, and (iii) TNB shall be permitted to pay accrued bonuses at the Closing consistent with past practice and prorated through the Closing Date.

(d) Hiring. Hire any person as an employee of TNB or promote any employee, except (i) to satisfy contractual obligations existing as of the date hereof and set forth on TNB Disclosure Schedule 5.01(d) and (ii) persons hired to fill any vacancies arising after the date hereof at an annual salary of less than $50,000 and whose employment is terminable at the will of TNB, as applicable.

(e) Benefit Plans. Enter into, establish, adopt, amend, modify or terminate (except (i) as may be required by or to make consistent with applicable law or the terms of this Agreement, subject to the provision of prior written notice and consultation with respect thereto to NHTB, or (ii) to satisfy contractual obligations existing as of the date hereof and set forth on TNB Disclosure Schedule 5.01(e)), any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any current or former director, officer or employee of TNB.

(f) Transactions with Affiliates. Except pursuant to agreements or arrangements in effect on the date hereof, pay, loan or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their immediate family members or any affiliates or associates (as such terms are defined under the Exchange Act) of any of its officers or directors other than compensation in the ordinary course of business consistent with past practice;

(g) Dispositions. Sell, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to TNB taken as a whole.

(h) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity.

(i) Capital Expenditures. Other than as set forth on TNB Disclosure Schedule 5.01(i), make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $25,000 individually or $100,000 in the aggregate.

(j) Governing Documents. Amend TNB’s Articles of Agreement or Bylaws.

(k) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by applicable laws or regulations or GAAP.

(l) Contracts. Except in the ordinary course of business consistent with past practice or as otherwise expressly permitted by this Agreement, enter into, amend, modify or terminate any Material Contract, Lease or Insurance Policy.

(m) Claims. Enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which TNB is or becomes a party after the date of this Agreement, which settlement, agreement or action involves payment by TNB of an amount which exceeds $25,000 and/or would impose any material restriction on the business of TNB.

(n) Banking Operations. Enter into any new material line of business; change its material lending, investment, underwriting, risk and asset liability management and other material banking and operating policies, except as required by applicable law, regulation or policies imposed by any Governmental Authority; or file any application or make any contract with respect to branching or site location or branching or site relocation.

(o) Derivatives Transactions. Enter into any Derivatives Transactions, except in the ordinary course of business consistent with past practice.

(p) Indebtedness. Incur any indebtedness for borrowed money (other than deposits, federal funds purchased, borrowings from the FHLB and securities sold under agreements to repurchase, in each case in the ordinary course of business consistent with past practice) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, other than in the ordinary course of business consistent with past practice.

(q) Investment Securities. Acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) (i) any debt security or equity investment of a type or in an amount that is not permissible for a national bank or (ii) any debt security, including mortgage-backed and mortgage related securities, other than U.S. government and U.S. government agency securities with final maturities not greater than five years or mortgage-backed or mortgage related securities which would not be considered “high risk” securities under applicable regulatory pronouncements, in each case purchased in the ordinary course of business consistent with past practice; or restructure or materially change its investment securities portfolio, through purchases, sales or otherwise, or the manner in which such portfolio or any securities therein are classified under GAAP or reported for regulatory purposes.

(r) Loans. Except to satisfy contractual obligations existing as of the date hereof and set forth on TNB Disclosure Schedule 5.01(r), make, renegotiate, renew, increase, extend, modify or purchase any Loan, other than in accordance with TNB’s loan policies and procedures in effect as of the date hereof; provided, however, that the prior notification and approval of NHTB is required for any new origination in excess of $1,000,000. For purposes of this Section 5.01(r), consent shall be deemed given unless NHTB objects within 48 hours of notification.

(s) Investments in Real Estate. Make any investment or commitment to invest in real estate or in any real estate development project (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business consistent with past practice).

(t) Taxes. Make or change any Tax election, file any amended Tax Return, enter into any closing agreement, settle or compromise any liability with respect to Taxes, agree to any adjustment of any Tax attribute, file any claim for a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment.

(u) Compliance with Agreements. Commit any act or omission which constitutes a material breach or default by TNB under any agreement with any Governmental Authority or under any Material Contract, Lease or other material agreement or material license to which it is a party or by which it or its properties is bound.

(v) Environmental Assessments. Foreclose on or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or foreclose on any commercial real estate if such environmental assessment indicates the presence of a Hazardous Substance in amounts which, if such foreclosure were to occur, would be material.

(w) Insurance. Cause or allow the loss of insurance coverage, unless replaced with coverage which is substantially similar (in amount and insurer) to that now in effect.

(x) Liens. Discharge or satisfy any Lien or pay any obligation or liability, whether absolute or contingent, due or to become due, except in the ordinary course of business consistent with normal banking practices.

(y) Adverse Actions. Take any action or fail to take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VI not being satisfied or (iii) a material violation of any provision of this Agreement, except, in each case, as may be required by applicable law or regulation.

(z) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

Section 5.02 Covenants of NHTB. From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement, without the prior written consent of TNB, NHTB will not, and will cause each of its Subsidiaries not to:

(a) Adverse Actions. Take any action or fail to take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VI not being satisfied or (iii) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation.

(b) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

Section 5.03 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of the parties to the Agreement agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, so as to permit consummation of the transactions contemplated hereby as promptly as practicable, and otherwise to enable consummation of the Transactions, including the satisfaction of the conditions set forth in Article VI hereof, and shall cooperate fully with the other parties hereto to that end.

Section 5.04 TNB Shareholder Approval. TNB agrees to take, in accordance with applicable law, the Articles of Agreement of TNB and the Bylaws of TNB, all action necessary to convene a special meeting of its shareholders to consider and vote upon the approval of this Agreement and any other matters required to be approved by TNB’s shareholders in order to permit consummation of the transactions contemplated by this Agreement (including any adjournment or postponement, the “TNB Meeting”) and, subject to Section 5.08, shall take all lawful action to solicit such approval by such shareholders. TNB agrees to use its best efforts to convene the TNB Meeting within thirty-five (35) days after the initial mailing of the Proxy Statement/Prospectus to shareholders of TNB pursuant to Section 5.08, and in any event shall convene the TNB Meeting within forty-five (45) days after such mailing. Except with the prior approval of NHTB, no other matters shall be submitted for the approval of TNB shareholders at the TNB Meeting. The TNB Board shall at all times prior to and during the TNB Meeting recommend adoption of this Agreement by the shareholders of TNB and shall not withhold, withdraw, amend or modify such recommendation in any manner adverse to NHTB or take any other action or make any other public statement inconsistent with such recommendation, except as and to the extent expressly permitted by Section 5.11 (a “Change in Recommendation”). Notwithstanding any Change in Recommendation, this Agreement shall be submitted to the shareholders of TNB for their approval at the TNB Meeting and nothing contained herein shall be deemed to relieve TNB of such obligation.

Section 5.05 Merger Registration Statement; Proxy Statement/Prospectus. For the purposes of (x) registering NHTB Stock to be offered to holders of TNB Stock in connection with the Merger with the SEC under the Securities Act and applicable state securities laws and (y) holding the TNB Meeting, NHTB shall draft and prepare, and TNB shall cooperate in the preparation of, a registration statement on Form S-4 for the registration of the shares to be issued by NHTB in the Merger (the “Merger Registration Statement”), including the Proxy Statement/Prospectus. NHTB shall provide TNB and its counsel with appropriate opportunity to review and comment on the Merger Registration Statement and Proxy Statement/Prospectus prior to the time they are initially filed with the SEC or any amendments are filed with the SEC. NHTB shall file the Merger Registration Statement with the SEC. Each of NHTB and TNB shall use its reasonable best efforts to have the Merger Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and TNB shall thereafter promptly mail the Proxy Statement/Prospectus to its shareholders. NHTB shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and TNB shall furnish to NHTB all information concerning TNB and the holders of TNB Stock as may be reasonably requested in connection with such action.

Section 5.06 Cooperation and Information Sharing. TNB shall provide NHTB with any information concerning TNB that NHTB may reasonably request in connection with the drafting and preparation of the Merger Registration Statement and Proxy Statement/Prospectus, and each party shall notify the other promptly of the receipt of any comments of the SEC with respect to the Merger Registration Statement or Proxy Statement/Prospectus and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to TNB promptly copies of all correspondence between it or any of its representatives and the SEC. NHTB shall provide TNB and its counsel with appropriate opportunity to review and comment on all amendments and supplements to the Merger Registration Statement and Proxy Statement/Prospectus and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of NHTB and TNB agrees to use all reasonable efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC. TNB agrees to cause the Proxy Statement/Prospectus and all required amendments and supplements thereto to be mailed to the holders of TNB Stock entitled to vote at the TNB Meeting at the earliest practicable time.

Section 5.07 Supplements or Amendment. TNB and NHTB shall promptly notify the other party if at any time it becomes aware that the Proxy Statement/Prospectus or the Merger Registration Statement contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, TNB shall cooperate with NHTB in the preparation of a supplement or amendment to such Proxy Statement/Prospectus which corrects such misstatement or omission, and NHTB shall file an amended Merger Registration Statement with the SEC, and each of NHTB and TNB shall mail an amended Proxy Statement/Prospectus to their respective shareholders.

Section 5.08 Regulatory Approvals. Each of TNB and NHTB will cooperate with the other and use all reasonable efforts to promptly prepare all necessary documentation, to effect all necessary filings and to obtain all necessary permits, consents, approvals and authorizations of all third parties and Governmental

Authorities necessary to consummate the transactions contemplated by this Agreement. TNB and NHTB will furnish each other and each other’s counsel with all information concerning themselves, their subsidiaries, directors, officers and shareholders and such other matters as may be necessary or advisable in connection with the Proxy Statement/Prospectus and any application, petition or any other statement or application made by or on behalf of NHTB, TNB, or TNB to any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement. Each party hereto shall have the right to review and approve in advance all characterizations of the information relating to such party and any of its Subsidiaries that appear in any filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority. In addition, NHTB, TNB, and TNB shall each furnish to the other for review a copy of each such filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority prior to its filing.

Section 5.09 Press Releases. TNB and NHTB shall consult with each other before issuing any press release with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statements without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of outside counsel be required by law. TNB and NHTB shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to this Agreement as reasonably requested by the other party.

Section 5.10 Access; Information.

(a) TNB agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford NHTB and its officers, employees, counsel, accountants and other authorized representatives such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties and personnel of TNB and to such other information relating to TNB as NHTB may reasonably request and, during such period, it shall furnish promptly to NHTB all information concerning the business, properties and personnel of TNB as NHTB may reasonably request.

(b) All information furnished to NHTB by TNB pursuant to Section 5.10(a) shall be subject to, and NHTB shall hold all such information in confidence in accordance with, the provisions of the Mutual Agreement of Confidentiality, dated as of April 10, 2012, by and between TNB and NHTB (the “Confidentiality Agreement”).

(c) No investigation by NHTB of the business and affairs of TNB shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to the obligations of NHTB to consummate the transactions contemplated by this Agreement.

Section 5.11 No Solicitation by TNB.

(a) From the date of this Agreement through the Effective Time, TNB shall not, nor shall it authorize or permit any of its directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it to, directly or indirectly through another Person, (i) solicit, initiate or encourage (including by way of furnishing information or assistance), or take any other action designed to facilitate or that is likely to result in, any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any Acquisition Proposal, (ii) enter into any agreement with respect to an Acquisition Proposal, (iii) participate in any discussions or negotiations regarding any Acquisition Proposal or (iv) make or authorize any statement or recommendation in support of any Acquisition Proposal. If, and only to the extent that, (x) the TNB Board reasonably determines in good faith, after consultation with its outside legal counsel, that such action would be required in order for directors of TNB to comply with their respective fiduciary duties under applicable law in response to a bona fide, written Acquisition Proposal not solicited in violation of this Section 5.11(a) that the TNB Board believes in good faith is a Superior Proposal; provided, however, that no Acquisition Proposal shall be considered a Superior Proposal unless, during the three (3) day period following NHTB’s notification of the Superior Proposal, TNB and its advisors shall have negotiated in good faith with NHTB to make adjustments in the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal, and such negotiations fail to result in the necessary adjustments to this Agreement; and (y) TNB provides notice to NHTB of its decision to take such action in accordance with the requirements of Section 5.11(b), TNB may (1) furnish information with respect to TNB to any Person making such an Acquisition Proposal pursuant to a customary confidentiality agreement (as determined by TNB after consultation with its outside legal counsel) on terms substantially similar to, and no less favorable to NHTB than, the terms contained in any such agreement between TNB and NHTB, (2) participate in discussions or negotiations regarding such an Acquisition Proposal and (3) authorize any statement or recommendation in support of such an Acquisition Proposal and withhold, withdraw, amend or modify the recommendation referred to in Section 5.04.

(b) TNB shall notify NHTB promptly (but in no event later than 24 hours) after receipt of any Acquisition Proposal, or any material modification of or material amendment to any Acquisition Proposal, or any request for nonpublic information relating to TNB or for access to the properties, books or records of TNB by any Person that informs the TNB Board or a member of the senior management of TNB that it is considering making, or has made, an Acquisition Proposal. Such notice to NHTB shall be made orally and in writing, and shall indicate the identity of the Person making the Acquisition Proposal or intending to make or considering making an Acquisition Proposal or requesting non-public information or access to the books and records of TNB, and the material terms of any such Acquisition Proposal and any modification or amendment to such Acquisition Proposal. TNB shall keep NHTB fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Acquisition Proposal, indication or request. TNB also shall promptly, and in any event within twenty-four (24) hours, notify NHTB, orally and in writing, if it enters into discussions or negotiations concerning any Acquisition Proposal in accordance with Section 5.11(a).

(c) TNB shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than NHTB) conducted heretofore with respect to any of the foregoing, and shall use reasonable best efforts to cause all Persons other than NHTB who have been furnished confidential information regarding TNB in connection with the solicitation of or discussions regarding an Acquisition Proposal within the twelve (12) months prior to the date hereof promptly to return or destroy such information. TNB agrees not to release any third party from the confidentiality and standstill provisions of any agreement to which TNB is or may become a party, and shall immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any Person to make an Acquisition Proposal.

(d) TNB shall ensure that the directors, officers, employees, agents and representatives (including any investment bankers, financial advisors, attorneys, accountants or other retained representatives) of TNB are aware of the restrictions described in this Section 5.11 as reasonably necessary to avoid violations thereof. It is understood that any violation of the restrictions set forth in this Section 5.11 by any director, officer, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained representative) of TNB, at the direction or with the consent of TNB, shall be deemed to be a breach of this Section 5.11 by TNB.

Section 5.12 Certain Policies. Prior to the Effective Date, TNB shall, consistent with GAAP and applicable banking laws and regulations, modify or change its loan, OREO, accrual, reserve, tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of NHTB; provided, however, that TNB shall not be obligated to take any action pursuant to this Section 5.12 unless and until NHTB acknowledges, and TNB is satisfied, that all conditions to TNB’s obligation to consummate the Merger have been satisfied and that NHTB shall consummate the Merger in accordance with the terms of this Agreement, and further provided that in any event, no accrual or reserve made by TNB pursuant to this Section 5.12 or the consequences resulting therefrom shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred. The recording of any such adjustments shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of TNB or its management with any such adjustments.

Section 5.13 Indemnification.

(a) From and after the Effective Time, NHTB (the “Indemnifying Party”) shall indemnify and hold harmless each present and former director and officer of TNB, as applicable, determined as of the Effective Time

(the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, arising in whole or in part out of or pertaining to the fact that he or she was a director or officer of TNB or is or was serving at the request of TNB as a director, officer, employee or other agent of any other organization or in any capacity with respect to any employee benefit plan of TNB, including without limitation matters related to the negotiation, execution and performance of this Agreement or any of the Transactions contemplated hereby, to the fullest extent which such Indemnified Parties would be entitled under the Bylaws of NHTB as in effect on the date hereof (subject to change as required by law). NHTB’s obligations under this Section 5.13(a) shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

(b) Any Indemnified Party wishing to claim indemnification under this Section 5.13, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Indemnifying Party, but the failure to so notify shall not relieve the Indemnifying Party of any liability it may have to such Indemnified Party except to the extent that such failure does actually prejudice the Indemnifying Party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Indemnifying Party shall have the right to assume the defense thereof and the Indemnifying Party shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Indemnifying Party elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between the Indemnifying Party and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to the Indemnifying Party, and the Indemnifying Party shall pay, promptly as statements therefor are received, the reasonable fees and expenses of such counsel for the Indemnified Parties (which may not exceed one firm in any jurisdiction unless counsel for the Indemnified Parties advises that there are issues that raise conflicts of interest between the Indemnified Parties), (ii) the Indemnified Parties will cooperate in the defense of any such matter, (iii) the Indemnifying Party shall not be liable for any settlement effected without its prior written consent and (iv) the Indemnifying Party shall have no obligation hereunder in the event that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable laws and regulations or by an applicable federal or state banking agency or a court of competent jurisdiction.

(c) Prior to the Effective Time, NHTB shall use its reasonable best efforts to cause the persons serving as directors and officers of TNB immediately prior to the Effective Time to be covered by the directors’ and officers’ liability insurance policy maintained by TNB (provided that NHTB may substitute therefor policies which are not materially less advantageous than such policy or single premium tail coverage with policy limits equal to TNB’s existing coverage limits) for a six-year period following the Effective Time with respect to acts or omissions occurring prior to the Effective Time which were committed by such directors and officers in their capacities as such, provided that in no event shall NHTB be required to expend in any one year more than an amount equal to 150% of the current annual amount expended by TNB to maintain such insurance (the “Insurance Amount”), and further provided that if NHTB is unable to maintain or obtain the insurance called for by this Section 5.13(c) as a result of the preceding provision, NHTB shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount.

(d) If NHTB or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of NHTB shall assume the obligations set forth in this Section 5.13.

Section 5.14 Employees; Benefit Plans.

(a) Following the Closing Date, NHTB may choose to maintain any or all of the TNB Benefit Plans in its sole discretion and TNB shall cooperate with NHTB in order to effect any plan terminations to be made as of the Effective Time. However, for any TNB Benefit Plan terminated for which there is a comparable NHTB Benefit Plan of general applicability, NHTB shall take all reasonable action so that employees of TNB shall be entitled to participate in such NHTB Benefit Plan to the same extent as similarly-situated employees of NHTB (it being understood that inclusion of the employees of TNB in the NHTB Benefit Plans may occur at different times with respect to different plans). NHTB shall cause each NHTB Benefit Plan in which employees of TNB are eligible to participate to take into account for purposes of eligibility and vesting under the NHTB Benefit Plans (but not for purposes of benefit accrual) the service of such employees with TNB to the same extent as such service was credited for such purpose by TNB; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Nothing herein shall limit the ability of NHTB to amend or terminate any of the TNB Benefit Plans or NHTB Benefit Plans (including the frozen defined benefit plan maintained by NHTB) in accordance with their terms at any time; provided, however, that NHTB shall continue to maintain the TNB Benefit Plans (other than stock-based or incentive plans) for which there is a comparable NHTB Benefit Plan until the TNB Employees are permitted to participate in the NHTB Benefit Plans, unless such NHTB Benefit Plan has been frozen or terminated with respect to similarly situated employees of NHTB or any Subsidiary of NHTB.

(b) NHTB shall assume and honor, under the vacation policies of TNB, as disclosed on TNB Disclosure Schedule 3.16, the accrued but unused vacation time of employees of the Surviving Bank who were employees of TNB prior to the Effective Time.

(c) If employees of TNB become eligible to participate in a medical, dental or health plan of NHTB upon termination of such plan of TNB, NHTB shall make all commercially reasonable efforts to cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health or dental plans of NHTB, (ii) honor under such plans any deductible, co-payment and out-of-pocket expenses incurred by the employees and their beneficiaries during the portion of the calendar year prior to such participation and (iii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Effective Time, in each case to the extent such employee had satisfied any similar limitation or requirement under an analogous TNB Benefit Plan prior to the Effective Time.

(d) Any employee of TNB (excluding any employee who is party to an employment agreement, change-in-control agreement or any other agreement which provides for severance payments) whose employment is terminated (other than for cause) at the request of NHTB (but by and in the sole discretion of TNB) prior to the Effective Time, or is terminated by NHTB or a Subsidiary of NHTB within six (6) months following the Effective Date, shall be entitled to receive severance payments in an amount equal to two (2) weeks base pay for each full year of service (including all service with TNB, NHTB and any Subsidiary of NHTB), with a minimum of four (4) and a maximum of twenty-six (26) weeks of base pay.

(e) Concurrently with the execution of this Agreement, TNB shall obtain from each of the individuals named in TNB Disclosure Schedule 5.14(e) an agreement (a “Settlement Agreement”) to accept in full settlement of his or her rights under the specified programs the amounts and benefits determined under his or her Settlement Agreement (the aggregate amount of such payment to be specified in TNB Disclosure Schedule 5.14(e)) and pay such amounts to such individuals who are employed at the Effective Time pursuant to the terms of the Settlement Agreement. As to, and only as to, each individual who enters into a Settlement Agreement, NHTB acknowledges and agrees that (i) the Merger constitutes a “change of control” or “change in control” for all purposes pursuant to such employment agreements. Any officer or employee of TNB who is a party to a Settlement Agreement shall be entitled to receive the benefits payable or to be otherwise provided pursuant to the terms of such Settlement Agreement, and NHTB agrees to provide the non-cash benefits, if any, pursuant to the terms of the Settlement Agreement.

(f) Concurrently with the execution of this Agreement, NHTB and/or Surviving Bank is entering into a change of control agreement with Mr. G. Frank Teas in the form attached hereto as Exhibit C to be effective as of the Effective Time.

(g) NHTB and TNB shall provide a retention pool in an amount disclosed in NHTB Disclosure Schedule 5.14(g) to certain employees of TNB to be designated by NHTB in consultation with TNB. Such designated employees will enter into retention agreement to be agreed upon by NHTB and TNB.

Section 5.15 Notification of Certain Changes. NHTB and TNB shall promptly advise the other party of any change or event having, or which could be reasonably expected to have, a Material Adverse Effect on it or which it believes would, or which could reasonably be expected to, cause or constitute a material breach of any of its representations, warranties or covenants contained herein. From time to time prior to the Effective Time (and on the date prior to the Closing Date), each party will supplement or amend its Disclosure Schedules delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedules or which is necessary to correct any information in such Disclosure Schedules which has been rendered inaccurate thereby. No supplement or amendment to such Disclosure Schedules shall have any effect for the purpose of determining the accuracy of the representations and warranties of the parties contained in Article III and Article IV in order to determine the fulfillment of the conditions set forth in Sections 6.02(a) or 6.03(a) hereof, as the case may be, or the compliance by TNB or NHTB, as the case may be, with the respective covenants and agreements of such parties contained herein.

Section 5.16 Current Information. During the period from the date of this Agreement to the Effective Time, TNB will cause one or more of its designated representatives to confer on a regular and frequent basis with representatives of NHTB and to report the general status of the ongoing operations of TNB. Without limiting the foregoing, TNB agrees to provide NHTB (i) a copy of each report filed by TNB with a Governmental Authority within one (1) Business Day following the filing thereof and (ii) monthly updates of the information required to be set forth in TNB Disclosure Schedule 3.14.

Section 5.17 Board Packages. TNB shall distribute a copy of the TNB Board package, including the agenda and any draft minutes, to NHTB at the same time and in the same manner in which it distributes a copy of such packages to the TNB Board; provided, however, that TNB shall not be required to copy NHTB on any documents that disclose confidential discussions of this Agreement or the transactions contemplated hereby or any third party proposal to acquire control of TNB or any other matter that the TNB Board has been advised of by counsel that such distribution to NHTB may violate a confidentiality obligation or fiduciary duty or any law or regulation.

Section 5.18 Transition; Informational Systems Conversion. From and after the date hereof, NHTB and TNB shall use their reasonable best efforts to facilitate the integration of TNB with the business of NHTB following consummation of the Transactions, and shall meet on a regular basis to discuss and plan for the conversion of TNB’s data processing and related electronic informational systems (the “Informational Systems Conversion”) to those used by NHTB and its Subsidiaries, which planning shall include, but not be limited to: (a) discussion of TNB’s third-party service provider arrangements; (b) non-renewal of personal property leases and software licenses used by TNB in connection with its systems operations; (c) retention of outside consultants and additional employees to assist with the conversion; (d) outsourcing, as appropriate, of proprietary or self-provided system services; and (e) any other actions necessary and appropriate to facilitate the conversion, as soon as practicable following the Effective Time. TNB shall take all action which is necessary and appropriate to facilitate the Informational Systems Conversion; provided, however, that NHTB shall indemnify TNB for any reasonable out-of-pocket fees, expenses or charges that TNB may incur as a result of taking, at the request of NHTB, any action to facilitate the Informational Systems Conversion. If this Agreement is terminated by NHTB and/or TNB in accordance with Section 7.01(a), 7.01(b), 7.01(c) or 7.01(f), or by TNB only in accordance with Section 7.01(d), 7.01(e) or 7.01(g), NHTB shall indemnify TNB for any reasonable fees, expenses or charges related to reversing the Informational Systems Conversion.

ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 6.01 Conditions to Obligations of the Parties to Effect the Merger. The respective obligations of TNB and NHTB to consummate the Merger are subject to the fulfillment or, to the extent permitted by applicable law, written waiver by the parties hereto prior to the Closing Date of each of the following conditions:

(a) Regulatory Approvals. All consents and approvals of a Governmental Authority required to consummate the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated.

(b) Merger Registration Statement Effective. The Merger Registration Statement shall have been declared effective by the SEC and no stop order with respect thereto shall be in effect.

(c) NASDAQ Listing. The shares of NHTB Stock issuable pursuant to this Agreement shall have been approved for listing on NASDAQ, subject to official notice of issuance.

(d) No Injunctions or Restraints; Illegality. No judgment, order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of any of the transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits or makes illegal the consummation of any of such transactions.

(e) Tax Opinions. NHTB shall have received a letter setting forth the written opinion of Hogan Lovells US LLP, in and form and substance reasonably satisfactory to NHTB, dated as of the Closing Date, and TNB shall have received a letter setting forth the written opinion of Hinckley, Allen & Snyder LLP, in form and substance reasonably satisfactory to TNB, dated as of the Closing Date, in each case substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such letter, the Merger will constitute a tax free reorganization described in Section 368(a) of the Code.

Section 6.02 Conditions to Obligations of NHTB. The obligations of NHTB to consummate the Merger also are subject to the fulfillment or written waiver by NHTB prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of TNB set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this paragraph, such representations and warranties shall be deemed to be true and correct in all material respects unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, will have or are reasonably likely to have a Material Adverse Effect on TNB or the Surviving Bank. NHTB shall have received a certificate, dated the Closing Date, signed on behalf of TNB by the Chief Executive Officer of TNB to such effect.

(b) Performance of Obligations of TNB. TNB shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and NHTB shall have received a certificate, dated the Closing Date, signed on behalf of TNB by the Chief Executive Officer of TNB to such effect.

(c) Adverse Regulatory Conditions. No regulatory approval referred to in Section 6.01(b) hereof shall contain any condition, restriction or requirement which the Board of Directors of NHTB reasonably determines in good faith would, individually or in the aggregate, materially reduce the benefits of the Merger to such a degree that NHTB would not have entered into this Agreement had such condition, restriction or requirement been known at the date hereof.

(d) Voting Agreements. The Voting Agreements shall have been executed and delivered by each director and executive officer of TNB concurrently with TNB’s execution and delivery of this Agreement.

(e) Shareholder Approval. This Agreement shall have been duly approved by the requisite vote of the holders of outstanding shares of TNB Stock.

(f) Warrants Approval. The holders of 80% or more of the TNB Warrants shall have approved an amendment to the TNB Warrants to permit the receipt of the consideration described in Section 2.13 for cancellation of the TNB Warrants.

(g) Other Actions. TNB shall have furnished NHTB with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Sections 6.01 and 6.02 as NHTB may reasonably request.

Section 6.03 Conditions to Obligations of TNB. The obligations of TNB to consummate the Merger also are subject to the fulfillment or written waiver by TNB prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of NHTB set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this paragraph, such representations and warranties shall be deemed to be true and correct in all material respects unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, will have or are reasonably likely to have a Material Adverse Effect on NHTB. TNB shall have received a certificate, dated the Closing Date, signed on behalf of NHTB by the Chief Executive Officer and the Chief Financial Officer of NHTB to such effect.

(b) Performance of Obligations of NHTB. NHTB shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and TNB shall have received a certificate, dated the Closing Date, signed on behalf of NHTB by the Chief Executive Officer and the Chief Financial Officer of NHTB to such effect.

(c) Other Actions. NHTB shall have furnished TNB with such certificates of its respective officers or others and such other documents to evidence fulfillment of the conditions set forth in Sections 6.01 and 6.03 as TNB may reasonably request.

Section 6.04 Frustration of Closing Conditions. Neither NHTB nor TNB may rely on the failure of any condition set forth in Section 6.01, 6.02 or 6.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to use reasonable best efforts to consummate any of the transactions contemplated by this Agreement, as required by and subject to Section 6.04.

ARTICLE VII

TERMINATION

Section 7.01 Termination. This Agreement may be terminated, and the Transactions may be abandoned:

(a) Mutual Consent. At any time prior to the Effective Time, by the mutual consent of NHTB and TNB if the Board of Directors of each so determines by vote of a majority of the members of its entire Board.

(b) No Regulatory Approval. By NHTB or TNB, if its Board of Directors so determines by a vote of a majority of the members of its entire board, in the event the approval of any Governmental Authority required for consummation of the transactions contemplated by this Agreement shall have been denied by final, nonappealable action by such Governmental Authority or an application therefor shall have been permanently withdrawn at the request of a Governmental Authority.

(c) No Shareholder Approval. By either NHTB or TNB (provided, in the case of TNB, that it shall not be in material breach of any of its obligations under Section 5.05), if the approval of the shareholders of TNB required for the consummation of the transactions contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such shareholders or at any adjournment or postponement thereof.

(d) Breach of Representations and Warranties. By either NHTB or TNB (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement by the other party, which breach is not cured within thirty (30) days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.01(d) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation or warranty not to consummate the Merger under Section 6.02(a) (in the case of a breach of a representation or warranty by NHTB) or Section 6.03(a) (in the case of a breach of a representation or warranty by TNB).

(e) Breach of Covenants. By either NHTB or TNB (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured within thirty (30) days following receipt by the breaching party of written notice of such breach from the other party hereto, or which breach, by its nature, cannot be cured prior to the Closing, provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.01(e) unless the breach of covenant or agreement, together with all other such breaches, would entitle the party receiving the benefit of such covenant or agreement not to consummate the Merger under Section 6.02(b) (in the case of a breach of a covenant or agreement by TNB) or Section 6.03(b) in the case of a breach of a representation or warranty by NHTB).

(f) Delay. By either NHTB or TNB if the Merger shall not have been consummated on or before March 31, 2013 (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to a material breach of this Agreement by the party seeking to terminate this Agreement.

(g) Failure to Recommend; Third-Party Acquisition Transaction; Etc. By NHTB or TNB, if (i) TNB shall have breached its obligations under Section 5.12, (ii) the TNB Board shall have failed to make its recommendation referred to in Section 5.05, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of NHTB, (iii) the TNB Board shall have recommended, proposed, or publicly announced its intention to recommend or propose, to engage in an Acquisition Transaction with any Person other than NHTB or a Subsidiary of NHTB or (iv) TNB shall have materially breached its obligations under Section 5.05 by failing to call, give notice of, convene and hold the TNB Meeting in accordance with Section 5.05.

Section 7.02 Termination Fee. In recognition of the efforts, expenses and other opportunities foregone by NHTB while structuring and pursuing the Merger, the parties hereto agree that TNB shall pay to NHTB a termination fee of $775,000 within three (3) Business Days after written demand for payment is made by NHTB, following the occurrence of any of the events set forth below:

(a) NHTB or TNB terminates this Agreement pursuant to Section 7.01(g); or

(b) TNB enters into a definitive agreement relating to an Acquisition Proposal or the consummation of an Acquisition Proposal involving TNB within eighteen (18) months following the termination of this Agreement by NHTB pursuant to Section 7.01(d) or Section 7.01(e) because of a willful breach by TNB after an Acquisition Proposal has been publicly announced or otherwise made known TNB.

Section 7.03 Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VII, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (i) as set forth in Section 7.01 and Section 8.01 and (ii) that termination will not relieve a breaching party from liability for money damages for any breach of any covenant, agreement, representation or warranty of this Agreement giving rise to such termination. Nothing in Section 7.02 or this Section 7.03 shall be deemed to preclude either party from seeking specific performance in equity to enforce the terms of this Agreement.

ARTICLE VIII

MISCELLANEOUS

Section 8.01 Survival. No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than agreements or covenants contained herein that by their express terms are to be performed after the Effective Time) or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Sections 5.10(b), 7.02 and this Article VIII, which shall survive any such termination). Notwithstanding anything in the foregoing to the contrary, no representations, warranties, agreements and covenants contained in this Agreement shall be deemed to be terminated or extinguished so as to deprive a party hereto or any of its affiliates of any defense at law or in equity which otherwise would be available against the claims of any Person, including without limitation any shareholder or former shareholder.

Section 8.02 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be (a) waived by the party benefited by the provision or (b) amended or modified at any time, by an agreement in writing among the parties hereto executed in the same manner as this Agreement, except that after the TNB Meeting no amendment shall be made which by law requires further approval by the shareholders of TNB without obtaining such approval.

Section 8.03 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

Section 8.04 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, without regard for conflict of law provisions.

Section 8.05 Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the Transactions, including fees and expenses of its own financial consultants, accountants and counsel, except that printing expenses and SEC filing and registration fees shall be shared equally between NHTB and TNB; provided, however, that nothing contained herein shall limit either party’s rights to recover any liabilities or damages arising out of the other party’s willful breach of any provision of this Agreement.

Section 8.06 Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, mailed by registered or certified mail (return receipt requested) or sent by reputable courier service to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

If to NHTB:

New Hampshire Thrift Bancshares, Inc. 9 Main Street Newport, New Hampshire 03773
Attention:	Stephen R. Theroux
President and Chief Executive Officer
Fax:	(603) 863-9571

With a copy to:

Hogan Lovells US LLP 555 Thirteenth Street, N.W. Washington, DC 20004
Attention:	Richard A. Schaberg
Fax:	(202) 637-5910

If to TNB:

The Nashua Bank
188 Main Street
Nashua, New Hampshire 03060
Attention:	G. Frank Teas
President and Chief Executive Officer
Fax:	(603) 882-2440

With a copy to:

Hinckley, Allen & Snyder LLP 20 Church Street Hartford, CT 06103
Attention:	William W. Bouton III
Fax:	(860) 331-2627

Section 8.07 Entire Understanding; No Third Party Beneficiaries. This Agreement, the Plan of Merger, the Voting Agreements, and the Confidentiality Agreement represent the entire understanding of the parties hereto and thereto with reference to the transactions, and this Agreement, the Plan of Bank Merger, the Voting Agreements, and the Confidentiality Agreement supersede any and all other oral or written agreements heretofore made. Except for the Indemnified Parties’ right to enforce NHTB’s obligation under Section 5.12, which are expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives, nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 8.08 Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

Section 8.09 Enforcement of the Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 8.10 Interpretation. When a reference is made in this Agreement to sections, exhibits or schedules, such reference shall be to a section of, or exhibit or schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

Section 8.11 Assignment. No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other party. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

ARTICLE IX

ADDITIONAL DEFINITIONS

Section 9.01 Additional Definitions. In addition to any other definitions contained in this Agreement, the following words, terms and phrases shall have the following meanings when used in this Agreement:

“Acquisition Proposal” means any proposal or offer with respect to any of the following (other than the transactions contemplated hereunder) involving TNB: (a) any merger, consolidation, share exchange, business combination or other similar transactions; (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets and/or liabilities that constitute a substantial portion of the net revenues, net income or assets of TNB in a single transaction or series of transactions; (c) any tender offer or exchange offer for 10% or more of the outstanding shares of its capital stock or the filing of a registration statement under the Securities Act in connection therewith; or (d) any public announcement by any Person (which shall include any regulatory application or notice, whether in draft or final form) of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

“Acquisition Transaction” means any of the following (other than the transactions contemplated hereunder): (a) a merger, consolidation, share exchange, business combination or any similar transaction, involving the relevant companies; (b) a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets and/or liabilities that constitute a substantial portion of the net revenues, net income or assets of the relevant companies in a single transaction or series of transactions; (c) a tender offer or exchange offer for 10% or more of the outstanding shares of the capital stock of the relevant companies or the filing of a registration statement under the Securities Act in connection therewith; or (d) an agreement or commitment by the relevant companies to take any action referenced above.

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. government or any day on which banking institutions in the States of New Hampshire are authorized or obligated to close.

“Certificate” means any certificate that immediately prior to the Effective Time represents shares of TNB Stock.

“Derivative Transaction” means any swap transactions, option, warrant, forward purchase or sale transactions, futures transactions, cap transactions, floor transactions or collar transactions relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transactions (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“Environmental Law” means any federal, state or local law, regulation, order, decree, permit, authorization, opinion or agency requirement relating to: (a) the protection or restoration of the environment, health, safety, or natural resources, (b) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (c) wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property in connection with any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” means such exchange agent as may be designated by NHTB and reasonably acceptable to TNB to act as agent for purposes of conducting the exchange procedures described in Article II.

“FDIC” means the Federal Deposit Insurance Corporation.

“FHLB” means the Federal Home Loan Bank of Boston, or any successor thereto.

“FRB” means the Board of Governors of the Federal Reserve Bank.

“GAAP” means accounting principles generally accepted in the United States of America.

“Governmental Authority” means any federal, state or local court, administrative agency or commission or other governmental authority or instrumentality.

“Hazardous Substance” includes but is not limited to any and all substances (whether solid, liquid or gas) defined, listed, or otherwise classified as pollutants, hazardous wastes, hazardous substances, hazardous materials, extremely hazardous wastes, or words of similar meaning or regulatory effect under any present or future Environmental Laws or that may have a negative impact on human health or the environment, including but not limited to petroleum and petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls, lead, radon, radioactive materials, flammables and explosives, mold, mycotoxins, microbial matter and airborne pathogens (naturally occurring or otherwise), but excluding substances of kinds and in amounts ordinarily and customarily used or stored in similar properties for the purposes of cleaning or other maintenance or operations.

“Intellectual Property” means (a) trademarks, service marks, trade names, Internet domain names, designs, logos, slogans, and general intangibles of like nature, together with all goodwill, registrations and applications related to the foregoing; (b) patents and industrial designs (including any continuations, divisionals, continuations-in-part, renewals, reissues, and applications for any of the foregoing); (c) copyrights (including any registrations and applications for any of the foregoing); (d) Software; and (e) technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, and methodologies.

“IRS” means the Internal Revenue Service.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known by the senior officers and directors of such Person, and includes any facts, matters or circumstances set forth in any written notice from any Governmental Authority or any other written notice received by that Person.

“Material Adverse Effect” means (a) with respect to TNB, any effect that is material and adverse to the financial position, results of operations or business of TNB or that would materially impair the ability of TNB to perform its obligations under this Agreement or otherwise materially impairs the ability of TNB to consummate the transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (i) changes in banking and similar laws of general applicability or interpretations thereof by Governmental Authorities, (ii) changes in GAAP or regulatory accounting requirements applicable to banks generally, (iii) changes in general economic conditions (including interest rates) affecting banks generally, (iv) any modifications or changes to valuation policies and practices in connection with the transactions contemplated by this Agreement or restructuring charges taken in connection with the transactions contemplated by this Agreement, in each case in accordance with GAAP, (v) reasonable expenses incurred in connection with the transactions contemplated by this Agreement; (vi) the effects of any action or omission taken with the prior consent of NHTB or as otherwise expressly permitted or contemplated by this Agreement; and (vii) exclusive of the performance of TNB’s investment portfolio; and (b) with respect to NHTB, any effect that materially impairs the ability of NHTB to make payment at the Effective Time of the aggregate Merger Consideration or otherwise materially impairs the ability of NHTB to consummate the transactions contemplated by this Agreement.

“Merger Consideration” means the cash or NHTB Stock, or combination thereof, in an aggregate per share amount to be paid by NHTB for each share of TNB Stock, pursuant to the terms of Article II.

“NASDAQ” means The Nasdaq Stock Market, LLC.

“NHBD” means the State of New Hampshire Banking Department.

“NHTB Board” means the Board of Directors of NHTB.

“NHTB Disclosure Schedule” means the disclosure schedule delivered by NHTB to TNB on or prior to the date hereof setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express provision of this Agreement or as an exception to one or more of its representations and warranties in Article IV or its covenants in Article V.

“NHTB Option Plans” means the New Hampshire Thrift Bancshares, Inc. 1998 Stock Option Plan and the New Hampshire Thrift Bancshares, Inc. 2004 Stock Incentive Plan.

“NHTB Share Price” means the average of the closing sales prices of one share of NHTB Stock for the ten (10) trading days immediately preceding the Determination Date on NASDAQ as reported by The Wall Street Journal.

“NHTB Stock” means the common stock, par value $0.01 per share, of NHTB.

“OCC” means the Office of the Comptroller of the Currency.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Person” means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company, unincorporated organization or other organization or firm of any kind or nature.

“Proxy Statement/Prospectus” means the proxy statement and prospectus, satisfying all applicable requirements of applicable state securities and banking laws, and of the Securities Act and the Exchange Act, and the rules and regulations thereunder, together with any amendments and supplements thereto, as prepared by NHTB and TNB and as delivered to holders of TNB Stock in connection with the solicitation of their approval of this Agreement.

“Rights” means, with respect to any Person, warrants, options, rights, convertible securities and other arrangements or commitments which obligate the Person to issue or dispose of any of its capital stock or other ownership interests.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means computer programs, whether in source code or object code form (including any and all software implementation of algorithms, models and methodologies), databases and compilations (including any and all data and collections of data), and all documentation (including user manuals and training materials) related to the foregoing.

“Subsidiary” means, with respect to any party, any corporation or other entity of which a majority of the capital stock or other ownership interest having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such party.

“Superior Proposal” means any bona fide written proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 25% of the combined voting power of the shares of TNB Stock then outstanding or all or substantially all of the assets of TNB and otherwise (a) on terms which the TNB Board determines in good faith, after consultation with its financial advisor, to be more favorable from a financial point of view to TNB’s shareholders than the transactions contemplated by this Agreement, and (b) that constitutes a transaction that, in the TNB Board’s good faith judgment, is reasonably likely to be consummated on the terms set forth, taking into account all legal, financial, regulatory and other aspects of such proposal.

“Tax” and “Taxes” mean all federal, state, local or foreign income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, custom duties, unemployment or other taxes of any kind whatsoever, together with any interest, additions or penalties thereto and any interest in respect of such interest and penalties.

“Tax Returns” means any return, declaration or other report (including elections, declarations, schedules, estimates and information returns) with respect to any Taxes.

“TNB Board” means the Board of Directors of TNB.

“TNB Disclosure Schedule” means the disclosure schedule delivered by TNB to NHTB on or prior to the date hereof setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express provision of this Agreement or as an exception to one or more of its representations and warranties in Article III or its covenants in Article V.

“TNB Intellectual Property” means the Intellectual Property used in or held for use in the conduct of the business of TNB.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

NEW HAMPSHIRE THRIFT BANCSHARES, INC.

By:	/s/ Stephen R. Theroux
Name:	Stephen R. Theroux
Title:	President and Chief Executive Officer

THE NASHUA BANK

By:	/s/ Stephen J. Frasca
Name:	Stephen J. Frasca
Title:	Chairman of the Board

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Voting Agreement

This VOTING AGREEMENT (this “Agreement”) is dated as of August     , 2012, by and between the undersigned holder (“Shareholder”) of common stock, par value $1.00 per share (“TNB Common Stock”) of The Nashua Bank, a New Hampshire-chartered trust company (“TNB”), and New Hampshire Thrift Bancshares, Inc., a Delaware corporation (“NHTB”). All terms used herein and not defined herein shall have the meanings assigned thereto in the Merger Agreement (as defined below).

WHEREAS, concurrently with the execution of this Agreement, NHTB and TNB are entering into an Agreement and Plan of Merger (as such agreement may be subsequently amended or modified, the “Merger Agreement”), pursuant to which Bank shall merge with and into Lake Sunapee Bank, fsb, a federally chartered savings bank and wholly owned subsidiary of NHTB, and in connection therewith, each outstanding share of TNB Common Stock will be converted into the right to receive the Merger Consideration;

WHEREAS, Shareholder owns the shares of TNB Common Stock identified on Exhibit A hereto (such shares, together with all shares of TNB Common Stock subsequently acquired by Shareholder during the term of this Agreement, including through the exercise of any stock options, warrants or similar instruments, being referred to as the “Shares”); and

WHEREAS, it is a condition to the willingness of NHTB to enter into the Merger Agreement that Shareholder execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the promises, representations, warranties and agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. Agreement to Vote Shares. Shareholder agrees that, while this Agreement is in effect, at any meeting of shareholders of TNB, however called, or at any adjournment thereof, or in any other circumstances in which Shareholder is entitled to vote, consent or give any other approval, except as otherwise agreed to in writing in advance by NHTB, Shareholder shall:

(a)	appear at each such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum;

(b)	vote (or cause to be voted), in person or by proxy, all the Shares (whether acquired heretofore or hereafter) that are beneficially owned by Shareholder or as to which Shareholder has, directly or indirectly, the right to vote or direct the voting, (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of TNB contained in the Merger Agreement or of Shareholder contained in this Agreement; and (iii) against any Acquisition Proposal or any other action, agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the transactions contemplated by the Merger Agreement or of this Agreement; and

(c)	in the undersigned’s capacity as a warrant holder, vote (or cause to be voted) in favor of an amendment to the outstanding warrants of TNB to permit the receipt of the Cash Consideration (as defined in the Merger Agreement).

Section 2. No Transfers. While this Agreement is in effect, Shareholder agrees not to, directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Shares, except the following transfers shall be permitted: (a) transfers by will or operation of law, in which case this Agreement shall bind the transferee, (b) transfers pursuant to any pledge agreement, subject to the pledgee agreeing in writing to be bound by the terms of this Agreement, (c) transfers in connection with estate and tax planning purposes, including transfers to relatives, trusts and charitable organizations, subject to the transferee agreeing in writing to be bound by the terms of this Agreement, and (d) such transfers as NHTB may otherwise permit in its sole discretion. Any transfer or other disposition in violation of the terms of this Section 2 shall be null and void.

Section 3. Representations and Warranties of Shareholder. Shareholder represents and warrants to and agrees with NHTB as follows:

(a)	Shareholder has all requisite capacity and authority to enter into and perform his, her or its obligations under this Agreement.

(b)	This Agreement has been duly executed and delivered by Shareholder, and assuming the due authorization, execution and delivery by NHTB, constitutes the valid and legally binding obligation of Shareholder enforceable against Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(c)	The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his, her or its obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder is a party or by which Shareholder is bound, or any statute, rule or regulation to which Shareholder is subject or, in the event that Shareholder is a corporation, partnership, trust or other entity, any charter, bylaw or other organizational document of Shareholder.

(d)	Shareholder is the record and beneficial owner of, or is the trustee that is the record holder of, and whose beneficiaries are the beneficial owners of, and has good title to all of the Shares set forth on Exhibit A hereto, and the Shares are so owned free and clear of any liens, security interests, charges or other encumbrances. Shareholder does not own, of record or beneficially, any shares of capital stock of TNB other than the Shares (other than shares of capital stock subject to stock options or warrants over which Shareholder will have no voting rights until the exercise of such stock options or warrants). The Shares do not include shares over which Shareholder exercises control in a fiduciary capacity and no representation by Shareholder is made thereby pursuant to the terms hereof. Shareholder has the right to vote the Shares and none of the Shares are subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares, except as contemplated by this Agreement.

Section 4. Irrevocable Proxy. Subject to the last sentence of this Section 4, by execution of this Agreement, Shareholder does hereby appoint NHTB with full power of substitution and resubstitution, as Shareholder’s true and lawful attorney and irrevocable proxy, to the full extent of Shareholder’s rights with respect to the Shares, to vote, if Shareholder is unable to perform his, her or its obligations under this Agreement, each of such Shares that Shareholder shall be entitled to so vote with respect to the matters set forth in Section 1 hereof at any meeting of the shareholders of TNB, and at any adjournment or postponement thereof, and in connection with any action of the shareholders of TNB taken by written consent. The Shareholder intends this proxy to be irrevocable and coupled with an interest hereafter until the termination of this Agreement pursuant to the terms of Section 7 hereof and hereby revokes any proxy previously granted by Shareholder with respect to the Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the termination of this Agreement.

Section 5. No Solicitation. From and after the date hereof until the termination of this Agreement pursuant to Section 7 hereof, Shareholder, in his, her or its capacity as a shareholder of TNB, shall not, nor shall such Shareholder authorize any partner, officer, director, advisor or representative of, such Shareholder or any of his, her or its affiliates to (and, to the extent applicable to Shareholder, such Shareholder shall use reasonable best efforts to prohibit any of his, her or its representatives or affiliates to), (a) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish, or otherwise afford access, to any person (other than NHTB) any information or data with respect to TNB or otherwise relating to an Acquisition Proposal, (c) enter into any agreement, agreement in principle or letter of intent with respect to an Acquisition Proposal, (d) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to an Acquisition Proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (e) initiate a shareholders’ vote or action by consent of TNB’s shareholders with respect to an Acquisition Proposal, or (f) except by reason of this Agreement, become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of TNB that takes any action in support of an Acquisition Proposal.

Section 6. Specific Performance and Remedies. Shareholder acknowledges that it will be impossible to measure in money the damage to NHTB if Shareholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure, NHTB will not have an adequate remedy at law or in equity. Accordingly, Shareholder agrees that injunctive relief or other equitable remedy, in addition to remedies at law or in damages, is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that NHTB has an adequate remedy at law. Shareholder agrees that Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with NHTB’s seeking or obtaining such equitable relief. In addition, after discussing the matter with Shareholder, NHTB shall have the right to inform any third party that NHTB reasonably believes to be, or to be contemplating, participating with Shareholder or receiving from Shareholder assistance in violation of this Agreement, of the terms of this Agreement and of the rights of NHTB hereunder, and that participation by any such persons with Shareholder in activities in violation of Shareholder’s agreement with NHTB set forth in this Agreement may give rise to claims by NHTB against such third party.

Section 7. Term of Agreement; Termination. The term of this Agreement shall commence on the date hereof. This Agreement may be terminated at any time prior to consummation of the transactions contemplated by the Merger Agreement by the written consent of the parties hereto, and shall be automatically terminated in the event that the Merger Agreement is terminated in accordance with its terms. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, such termination shall not relieve any party from liability for any willful breach of this Agreement prior to such termination.

Section 8. Entire Agreement; Amendments. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

Section 9. Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

Section 10. Capacity as Shareholder. The covenants contained herein shall apply to Shareholder solely in his or her capacity as a shareholder of TNB, and no covenant contained herein shall apply to Shareholder in his or her capacity as a director, officer or employee of TNB or in any other capacity. Nothing contained in this Agreement shall be deemed to apply to, or limit in any manner, the obligations of Shareholder to comply with his or her fiduciary duties as a director of TNB.

Section 11. Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, without regard for conflict of law provisions.

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

NEW HAMPSHIRE THRIFT BANCSHARES, INC.

By:
Name:	Stephen R. Theroux
Title:	Chairman and Chief Executive Officer

SHAREHOLDER

Name:

EXHIBIT A

NAME AND ADDRESS OF SHAREHOLDER	SHARES OF TNB COMMON STOCK BENEFICIALLY OWNED

Exhibit B

Plan of Bank Merger

This PLAN OF BANK MERGER (this “Agreement”) is dated as of August     , 2012 by and between Lake Sunapee Bank, fsb, a federally chartered savings bank whose main office is located in Newport, New Hampshire (“Bank”), and The Nashua Bank, a New Hampshire-chartered trust company whose main office is located in Nashua, New Hampshire (“TNB”).

WHEREAS, Bank is the wholly owned subsidiary of New Hampshire Thrift Bancshares, Inc., a Delaware corporation (“NHTB”);

WHEREAS, NHTB desires that TNB merge with and into Bank pursuant to the Agreement and Plan of Merger, dated as of August 1, 2012, by and between NHTB and TNB (the “Merger Agreement”); and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, TNB and Bank hereto agree as follows:

Section 1. The Merger. Subject to the terms and conditions set forth in this Agreement and in the Merger Agreement, pursuant to applicable federal laws and regulations, at the Effective Time (as defined herein), TNB shall merge with and into Bank (the “Merger”). Bank shall be the surviving entity (sometimes referred to herein as the “Surviving Bank”) of the Merger and shall continue its corporate existence as a stock savings bank chartered and regulated by the Office of the Comptroller of the Currency (the “OCC”) following consummation of the Merger. Upon consummation of the Merger, the separate corporate existence of TNB shall cease.

(a) Effective Time: Closing Date. A closing in respect of the transactions contemplated by this Agreement (the “Closing”) shall be held at the offices of Hogan Lovells US LLP in Washington, D.C., or such other place as the parties may mutually agree upon, at such time and on such date as Bank shall designate, which date shall be the Effective Date.

(b) Name and Purpose. At the Effective Time, the name of the Surviving Bank shall be “Lake Sunapee Bank, fsb.” The purpose of the Surviving Bank shall be to exist as a federally chartered savings bank and to engage in activities incidental thereto in a manner consistent with federal law.

(c) Charter. From and after the Effective Time, the charter of Bank, a federal stock savings bank, and as in effect immediately prior to the Effective Time, shall be the charter of the Surviving Bank until amended in accordance with applicable law.

(d) Bylaws. From and after the Effective Time, the bylaws of Bank, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Bank until amended in accordance with applicable law.

(e) Capital Stock. From and after the Effective Time, (i) each share of TNB Stock issued and outstanding immediately prior to the Effective Time shall be converted in to the right to receive Merger Consideration pursuant to the terms of Article II of the Merger Agreement, and (ii) each share of common stock, par value $1.00 per share, of Bank issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall constitute the only shares of capital stock of the Surviving Bank issued and outstanding following consummation of the Merger, until thereafter amended in accordance with applicable law and the charter of the Surviving Bank.

(f) Directors. The directors of the Surviving Bank immediately after the Effective Time shall consist of the directors of Bank in office immediately prior to the Effective Time. In addition, the number of persons constituting the Board of Directors of the Surviving Bank shall be increased by two directors to be selected by NHTB and agreed to by TNB shall be appointed to the Board of Directors of the Surviving Bank and shall serve as a member of the Board of Directors of the Surviving Bank until at least the third anniversary of the Effective Date. Each of the directors of the Surviving Bank immediately after the Effective Time shall hold office until his or her successor is elected and qualified or otherwise in accordance with the charter and bylaws of the Surviving Bank.

(g) Officers. The officers of the Surviving Bank shall consist of the officers of Bank, in office immediately prior to the Effective Time. Each of the officers of the Surviving Bank immediately after the Effective Time shall hold office until his or her successor is elected and qualified or otherwise in accordance with the charter and bylaws of the Surviving Bank.

Section 2. Effects of the Merger. At and after the Effective Time, the Merger shall have the effects provided herein and set forth in the applicable provisions of the regulations of the OCC.

(a) Surviving Bank. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, the Surviving Bank shall be considered the same business and corporate entity as each of TNB and Bank and thereupon and thereafter all the property, rights, privileges, powers and franchises of TNB and of Bank shall vest in the Surviving Bank, and all debts, liabilities, obligations, restrictions, disabilities and duties of TNB and of Bank shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Bank. Any reference to either of TNB or Bank in any contract, will or document, whether executed or taking effect before or after the Effective Time, shall be considered a reference to the Surviving Bank if not inconsistent with the other provisions of the contract, will or document; and any pending action or other judicial proceeding to which either of TNB or Bank is a party shall not be deemed to have abated or to have been discontinued by reason of the Merger, but may be prosecuted to final judgment, order or decree in the same manner as if the Merger had not been made or the Surviving Bank may be substituted as a party to such action or proceeding, and any judgment, order or decree may be rendered for or against it that might have been rendered for or against either of TNB or Bank if the Merger had not occurred.

(b) Deposits. All deposit accounts of TNB shall be and become deposit accounts in the Surviving Bank without change in their respective terms, maturity, minimum required balances or withdrawal value. Appropriate evidence of the deposit account in the Surviving Bank shall be provided by the Surviving Bank to each deposit account holder of TNB, as necessary, after consummation of the Merger. All deposit accounts of Bank prior to consummation of the Merger shall continue to be deposit accounts in the Surviving Bank after consummation of the Merger without any change whatsoever in any of the provisions of such deposit accounts, including, without limitation, their respective terms, maturity, minimum required balances or withdrawal value.

(c) Offices. At the Effective Time, the main office of the Surviving Bank shall be located in Newport, New Hampshire. The former office of TNB shall be operated “The Nashua Bank, a division of Lake Sunapee Bank” immediately following the Effective Time.

Section 3. Approvals Required. The consummation of the transactions contemplated by this Agreement is specifically conditioned upon receipt of all necessary regulatory approvals, including, but not limited to, the approvals of the FRB, the OCC and the NHTB, as may be required, and the expiration of all applicable waiting periods with respect to the Merger. The shareholders of TNB and of Bank shall have taken appropriate action to vote to approve this Agreement and the Merger.

Section 4. Conditions Precedent. The respective obligations of each party under this Agreement shall be subject to: (i) the receipt of all required regulatory approvals and the expiration of any required waiting periods specified by applicable federal law; and (ii) the approval of this Agreement by the shareholders of TNB and the approval of this Agreement by NHTB in its capacity as sole shareholder of Bank.

Section 5. Representations. Each of TNB and Bank represents that this Agreement has been duly authorized, executed and delivered by such party and constitutes a legal, valid and binding obligation of such party, enforceable against it in accordance with the terms hereof.

Section 6. Effective Date and Effective Time. The Merger provided for herein shall become effective upon the acceptance by the OCC of the filing of articles of combination pursuant to 12 C.F.R. § 552.13.(j). The date of such filings is herein called the “Effective Date.” The “Effective Time” of the Merger shall be as specified by the OCC on the articles of combination.

Section 7. Amendments. To the extent permitted by applicable federal banking law, this Agreement may be amended by a subsequent writing signed by the parties hereto upon the approval of the Board of Directors of each of the parties hereto.

Section 8. Termination. Consummation of the Merger contemplated hereunder is conditioned upon the satisfaction of all conditions set forth in Article VI of the Merger Agreement. This Agreement shall terminate and forthwith become void automatically and without any action on the part of TNB or Bank immediately upon the termination of the Merger Agreement in accordance with Article VII thereof and, except as set forth in Article VII of the Merger Agreement, there shall be no further liability on the part of TNB or Bank upon such termination.

Section 9. Entire Agreement. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

Section 10. Successors. This Agreement shall be binding on the successors of TNB and Bank.

Section 11. Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the United States of America, except to the extent Delaware law governs, without regard for conflict of law provisions.

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

LAKE SUNAPEE BANK, fsb

By:
Name:	Stephen R. Theroux
Title:	President and Chief Executive Officer

THE NASHUA BANK

By:
Name:	Stephen J. Frasca
Title:	Chairman of the Board

EXHIBIT C

FORM OF ONE-YEAR CHANGE OF CONTROL AGREEMENT

This CHANGE OF CONTROL AGREEMENT (the “Agreement”) is made and entered into as of August 1, 2012 by and among LAKE SUNAPEE BANK, FSB (the “Bank”), NEW HAMPSHIRE THRIFT BANCSHARES, INC. (the “Company”) and G. Frank Teas (the “Officer”).

INTRODUCTORY STATEMENT

The Bank and the Company are entering into an Agreement and Plan of Merger dated as of even date herewith with the employer of the Officer (the “Merger Agreement”) with the Officer to continue employment following the Closing Date. The Board of Directors has concluded that it is in the best interests of the Bank, the Company and their shareholders to establish a working environment for the Officer which minimizes the personal distractions that might result from possible business combinations in which the Company or the Bank might be involved in future following the Closing Date. To this end, the Bank has decided to provide the Officer with assurance that his compensation will be continued for a minimum period of one (1) year following termination of employment as defined in Treasury Regulation Section 1.409A-1(h)(1)(ii) (the “Assurance Period”) if his employment terminates under specified circumstances related to a business combination. The Board of Directors of the Bank has decided to formalize this assurance by entering into this Change of Control Agreement with the Officer. The Board of Directors of the Company has authorized the Company to guarantee the Bank’s obligations under this Agreement. Any capitalized terms not defined in this Agreement shall have as their meaning the definitions contained in the Merger Agreement.

The terms and conditions which the Bank, the Company and the Officer have agreed to are as follows.

AGREEMENT

Section 1.	Term; Change of Control and Pending Change of Control Defined.

(a) This Agreement shall take effect as of the Closing Date and shall be in effect during the period (the “Term”) beginning on the Closing Date and ending on the first anniversary of the date on which the Bank notifies the Officer of its intent to discontinue the Agreement (the “Initial Expiration Date”) or, if later, the first anniversary of the latest Change of Control or Pending Change of Control, as defined below, that occurs after the Closing Date and before the initial Expiration Date. Notwithstanding anything to the contrary contained herein, this Agreement shall be subject to consummation of the Merger in accordance with the terms of the Merger Agreement, as the same may be amended by the parties thereto in accordance with its terms. In the event the Merger Agreement is terminated for any reason, this Agreement shall be deemed null and void with respect to all actions not yet taken pursuant to this Agreement

(b) For all purposes of this Agreement, a “Change of Control” shall be deemed to have occurred upon the happening of any of the following events:

(i) the consummation of a reorganization, merger or consolidation of the Company with one (1) or more other persons, other than a transaction following which:

(A) at least 51% of the equity ownership interests of the entity resulting from such transaction are beneficially owned (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) in substantially the same relative proportions by persons who, immediately prior to such transaction, beneficially owned (within the meaning of Rule 13d-3 promulgated under the Exchange Act) at least 51% of the outstanding equity ownership interests in the Company; and

(B) at least 51% of the securities entitled to vote generally in the election of directors of the entity resulting from such transaction are beneficially owned (within the meaning of Rule 13d-3 promulgated under the Exchange Act) in substantially the same relative proportions by persons who, immediately prior to such transaction, beneficially owned (within the meaning of Rule 13d-3 promulgated under the Exchange Act) at least 51% of the securities entitled to vote generally in the election of directors of the Company;

(ii) the acquisition of all or substantially all of the assets of the Company or beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 30% or more of the outstanding securities of the Company entitled to vote generally in the election of directors by any person or by any persons acting in concert;

(iii) a complete liquidation or dissolution of the Company;

(iv) the occurrence of any event if immediately following such event, at least 50% of the members of the Board of Directors of the Company do not belong to any of the following groups:

(A) individuals who were members of the Board of Directors of the Company on the date of this Agreement; or

(B) individuals who first became members of the Board of Directors of the Company after the date of this Agreement either:

(1) upon election to serve as a member of the Board of Directors of the Company by affirmative vote of three-quarters of the members of such board, or of a nominating committee thereof, in office at the time of such first election; or

(2) upon election by the shareholders of the Board of Directors of the Company to serve as a member of such board, but only if nominated for election by affirmative vote of three-quarters or the members of the Board of Directors of the Company, or of a nominating committee thereof, in office at the time of such first nomination;

provided, however, that such individual’s election or nomination did not result from an actual or threatened election contest or other actual or threatened solicitation of proxies or consents other than by or on behalf of the Board of Directors of the Company; or

(v) any event which would be described in section 1(b)(i), (ii), (iii) or (iv) if the term “Bank” were substituted for the term “Company” therein.

In no event, however, shall a Change of Control be deemed to have occurred as a result of any acquisition of securities or assets of the Company, the Bank, or a subsidiary of either of them, by the Company, the Bank, or any subsidiary of either of them, or by any employee benefit plan maintained by any of them. For purposes of this section 1(b), the term “person” shall have the meaning assigned to it under Sections 13(d)(3) or 14(d)(2) of the Exchange Act.

(c) For purposes of this Agreement, a “Pending Change of Control” shall mean: (i) the signing of a definitive agreement for a transaction which, if consummated, would result in a Change of Control; (ii) the commencement of a tender offer which, if successful, would result in a Change of Control; or (iii) the circulation of a proxy statement seeking proxies in opposition to management in an election contest which, if successful, would result in a Change of Control; provided, however, that the Change of Control contemplated does, in fact, occur.

Section 2.	Discharge Prior to a Pending Change of Control

The Bank may discharge the Officer at any time prior to the occurrence of a Pending Change of Control for any reason or for no reason. In such event:

(a) The Bank shall pay to the Officer (or, in the event of his death, his estate) his earned but unpaid compensation (including, without limitation, salary and all other items which constitute wages under applicable law) as of the date of his termination of employment. This payment shall be made at the time and in the manner prescribed by law applicable to the payment of wages but in no event later than thirty (30) days after the date of the Officer’s termination of employment.

(b) The Bank shall provide the benefits, if any, due to the Officer (or, in the event of his death, his estate, surviving dependents or his designated beneficiaries) under the employee benefit plans and programs and compensation plans and programs maintained for the benefit of the officers and employees of the Bank. The time and manner of payment or other delivery of these benefits and the recipients of such benefits shall be determined according to the terms and conditions of the applicable plans and programs; provided, however, that such benefits shall, if and to the extent necessary to except such benefits from section 409A (“Section 409A”) of the Internal Revenue Code of 1986 (the “Code”), be paid within 2 1/2 months following the end of the taxable year of the Officer, Bank or the Company, whichever is longer, in which the termination event occurs.

The payments and benefits described in sections 2(a) and (b) shall be referred to in this Agreement as the “Standard Termination Entitlements.” In addition, the Officer, the Company and the Bank agree that the termination benefits described in this sections 2(a) and (b) are intended to be exempt from Section 409A (“Section 409A”) of the Internal Revenue Code of 1986 (the “Code”) pursuant to Treasury Regulation Section 1.409A-1(b)(4) as short-term deferrals.

Section 3.	Termination of Employment Due to Death

The Officer’s employment with the Bank shall terminate, automatically and without any further action on the part of any party to this Agreement, on the date of the Officer’s death. In such event, the Bank shall pay and deliver to his estate and surviving dependents and beneficiaries, as applicable, the Standard Termination Entitlements.

Section 4.	Termination Due to Disability after Change of Control or Pending Change of Control.

The Bank may terminate the Officer’s employment during the Term and after the occurrence of a Change of Control or a Pending Change of Control upon a determination, by a majority vote of the members of the Board of Directors of the Bank, acting in reliance on the written advice of a medical professional acceptable to it, that the Officer is suffering from a physical or mental impairment which, at the date of the determination, has prevented the Officer from performing his assigned duties on a substantially full-time basis for a period of at least ninety (90) days during the period of one (1) year ending with the date of the determination or is likely to result in death or prevent the Officer from performing his assigned duties on a substantially full-time basis for a period of at least ninety (90) days during the period of one (1) year beginning with the date of the determination. In such event:

(a) The Bank shall pay and deliver to the Officer (or in the event of his death before payment, to his estate and surviving dependents and beneficiaries, as applicable) the Standard Termination Entitlements.

(b) In addition to the Standard Termination Entitlements, the Bank shall continue to pay the Officer his base salary, at the annual rate in effect for him immediately prior to the termination of his employment, during a period ending on the earliest of (i) the expiration of ninety (90) days after the date of termination of his employment; (ii) the date on which long-term disability insurance benefits are first payable to him under any long-term disability insurance plan covering employees of the Bank (the “LTD Eligibility Date”); (iii) the date of his death; (iv) the expiration of the Assurance Period (the “Initial Continuation Period”); and (v) within 2 months following the end of the taxable year of the Officer, Bank or the Company, whichever is longer, in which the termination event occurs. If the end of the Initial Continuation Period is neither the LTD Eligibility Date nor the date of his death, the Bank shall continue to pay the Officer his base salary, at an annual rate equal to sixty percent (60%) of the annual rate in effect for him immediately prior to the termination of his employment, during an additional period ending on the earliest of the LTD Eligibility Date, the date of his death and the expiration of the Assurance Period.

A termination of employment due to disability under this section 4 shall be effected by a notice of termination given to the Officer by the Bank and shall take effect on the later of the effective date of termination specified in such notice or the date on which the notice of termination is deemed given to the Officer.

The Officer, the Company and the Bank agree that the termination benefits described in section 4(b) are intended to be exempt from Section 409A pursuant to Treasury Regulation Section 1.409A-1(a)(5) as disability pay.

Section 5.	Discharge with Cause after Change of Control or Pending Change of Control

(a) The Bank may terminate the Officer’s employment with “Cause” during the Term and after the occurrence of a Change of Control or Pending Change of Control, but a termination shall be deemed to have occurred with “Cause” only if:

(i) the Board of Directors of the Bank and the Board of Directors of the Company, by separate majority votes of their entire membership, determine that the Officer should be discharged because of personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule or regulation (other than traffic violations or similar offenses) or final cease and desist order, or any material breach of this Agreement; and

(ii) at least forty-five (45) days prior to the vote contemplated by section 1(b)(i), the Bank has provided the Officer with notice of its intent to discharge the Officer for Cause, detailing with particularity the facts and circumstances which are alleged to constitute Cause (the “Notice of Intent to Discharge”); and

(iii) after the giving of the Notice of Intent to Discharge and before the taking of the vote contemplated by section 5(a)(i), the Officer (together with his legal counsel, if he so desires) is afforded a reasonable opportunity to make both written and oral presentations before the Board of Directors of the Bank for the purpose of refuting the alleged grounds for Cause for his discharge; and

(iv) after the vote contemplated by section 5(a)(i), the Bank has furnished to the Officer a notice of termination which shall specify the effective date of his termination of employment (which shall in no event be earlier than the date on which such notice is deemed given) and include a copy of a resolution or resolutions adopted by the Board of Directors of the Bank, certified by its corporate secretary and signed by each member of the Board of Directors voting in favor of adoption of the resolution(s), authorizing the termination of the Officer’s employment with Cause and stating with particularity the facts and circumstances found to constitute Cause for his discharge (the “Final Discharge Notice”).

(b) If the Officer is discharged with Cause during the Term and after a Change of Control or Pending Change of Control, the Bank shall pay and provide to him (or, in the event of his death, to his estate and surviving beneficiaries and dependents, as applicable) the Standard Termination Entitlements only. Following the giving of a Notice of Intent to Discharge, the Bank may temporarily suspend the Officer’s duties and authority and, in such event, may also suspend the payment of salary and other cash compensation, but not the Officer’s participation in retirement, insurance and other employee benefit plans. If the Officer is not discharged, or is discharged without Cause, within forty-five (45) days after the giving of a Notice of Intent to Discharge, payments of salary and cash compensation shall resume, and all payments withheld during the period of suspension shall be promptly restored. If the Officer is discharged with Cause not later than forty-five (45) days after the giving of the Notice of Intent to Discharge, all payments withheld during the period of suspension shall be deemed forfeited and shall not be included in the Standard Termination Entitlements. If a Final Discharge Notice is given later than forty-five (45) days, but sooner than ninety (90) days, after the giving of the Notice of Intent to Discharge, all payments made to the Officer during the period beginning with the giving of the Notice of intent to Discharge and ending with the Officer’s discharge with Cause shall be retained by the Officer and shall not be applied to offset the Standard Termination Entitlements. If the Bank does not give a Final Discharge Notice to the Officer within ninety (90) days after giving a Notice of intent to Discharge, the Notice of Intent to Discharge shall be deemed withdrawn and any future action to discharge the Officer with Cause shall require the giving of a new Notice of Intent to Discharge.

Section 6.	Discharge without Cause after Change of Control or Pending Change of Control

The Bank may discharge the Officer without Cause at any time after the occurrence of a Change of Control or Pending Change of Control, and in such event:

(a) The Bank shall pay and deliver to the Officer (or in the event of his death before payment, to his estate and surviving dependents and beneficiaries, as applicable) the Standard Termination Entitlements.

(b) In addition to the Standard Termination Entitlements, the Bank shall make a lump sum payment to the Officer (or, in the event of his death before payment, to his estate) within sixty (60) days following the Officer’s termination of employment with the Bank, in an amount equal to the salary that Officer would have earned if he had continued working for the Bank during the Assurance Period at the highest annual rate of salary achieved during that portion of the employment period which is prior to Officer’s termination of employment with the Bank without discounting for early payment. Such lump sum shall he paid in lieu of all other payments of salary provided for under this Agreement in respect of the period following any such termination. The payments and benefits described in section 6(b) are referred to in this Agreement as the “Additional Change of Control Entitlements.” In addition, the Officer, the Company and the Bank agree that the termination benefits described in sections 6(b) are intended to be exempt from Section 409A pursuant to Treasury Regulation Section 1.409A-l(b)(4) as short-term deferrals.

Section 7.	Resignation.

(a) The Officer may resign from his employment with the Bank at any time. A resignation under this section 7 shall be effected by notice of resignation given by the Officer to the Bank and shall take effect on the later of the effective date of termination specified in such notice or the date on which the notice of termination is deemed given to the Officer. The Officer’s resignation of any of the positions within the Bank or the Company to which he has been assigned shall be deemed a resignation from all such positions.

(b) The Officer’s resignation shall be deemed to be for “Good Reason” if the effective date of resignation occurs during the Term, but on or after the effective date of a Change of Control, and is on account of:

(i) the failure of the Bank (whether by act or omission of the Board of Directors, or otherwise) to appoint or re-appoint or elect or re-elect the Officer to the position with Bank that he held immediately prior to the Change of Control (the “Assigned Office”) or to a more senior office;

(ii) a material failure by the Bank, whether by amendment of the certificate of incorporation or organization, by-laws, action of the Board of Directors of the Bank or otherwise, to vest in the Officer the functions, duties, or responsibilities customarily associated with the Assigned Office; provided that the Officer shall have given notice of such failure to the Bank, and the Bank has not fully cured such failure within thirty (30) days after such notice is deemed given;

(iii) any reduction of the Officer’s rate of base salary in effect from time to time or any failure (other than due to reasonable administrative error that is cured promptly upon notice) to pay any portion of the Officer’s compensation as and when due;

(iv) any change in the terms and conditions of any compensation or benefit program in which the Officer participates which, either individually or together with other changes, has a material adverse effect on the aggregate value of his total compensation package; provided that the Officer shall have given notice of such material adverse effect to the Bank, and the Bank has not fully cured such material adverse effect within thirty (30) clays after such notice is deemed given;

(v) any material breach by the Bank of any material term, condition or covenant contained in this Agreement; provided that the Officer shall have given notice of such material adverse effect to the Bank, and the Bank has not fully cured such material adverse effect within thirty (30) days after such notice is deemed given; or

(vi) a change in the Officer’s principal place of employment to a place that is not the principal executive office of the Bank, or a relocation of the Bank’s principal executive office to a location that is both more than twenty-five (25) miles away from the Officer’s principal residence and more than twenty-five (25) miles away from the location of the Bank’s principal executive office on the day before the occurrence of the Change of Control.

In all other cases, a resignation by the Officer shall be deemed to be without Good Reason. In the event of resignation, the Officer shall state in his notice of resignation whether he considers his resignation to be a resignation with Good Reason, and if he does, he shall state in such notice the grounds which constitute Good Reason. The Officer’s determination of the existence of Good Reason shall be conclusive in the absence of fraud, had faith or manifest error.

(c) In the event of the Officer’s resignation for any reason, the Bank shall pay and deliver the Standard Termination Entitlements. In the event of the Officer’s resignation with Good Reason, the Bank shall also pay and deliver the Additional Termination Entitlements.

Section 8.	Terms and Conditions of the Additional Termination Entitlements.

(a) The Bank and the Officer hereby stipulate that the damages which may be incurred by the Officer following any termination of employment are not capable of accurate measurement as of the date first above written and that the Additional Termination Entitlements constitute reasonable damages under the circumstances and shall he payable without any requirement of proof of actual damage and without regard to the Officer’s efforts, if any, to mitigate damages.

(b) The Bank and the Officer further agree that the Bank may condition the payment and delivery of the Additional Termination Entitlements on the receipt of: (a) the Officer’s resignation from any and all positions which he holds as an officer, director or committee member with respect to the Bank or the Company or any subsidiary or affiliate of either of them; and (b) a release of the Bank and its officers, directors, shareholders, subsidiaries and affiliates, in form and substance satisfactory to the Bank, of any liability to the Officer, whether for compensation or damages, in connection with his employment with the Bank and the termination of such employment except for the Standard Termination Entitlements and the Additional Termination Entitlements. This release must be executed and delivered to the Bank no later than 53 days following the date of termination and not revoke a release of claims in favor of the Company and the Bank and all affiliates in the form as may be reasonably prescribed by the Bank. Severance payments will commence following the expiration of the 60 day period following termination of employment, provided that the Officer has executed and delivered and not revoked the release no later than 53 days following the date of termination and such release is effective upon the 60th day following termination of employment.

(c) Notwithstanding anything herein contained to the contrary, in no event shall the aggregate amount of compensation payable to the Officer under this Agreement constitute an “excess parachute payment” with the meaning of Section 280G of the Code and any regulations thereunder. In the event that the Bank shall determine that any payments to be made hereunder (together with any other payments) constitute and “excess parachute payment” within the meaning of Section 280G of the Code and the regulations thereunder, then the Additional Termination Entitlements shall be reduced by the Bank in its sole discretion to the point that such compensation shall not qualify as an “excess parachute payment” within the meaning of Section 280G of the Code and the regulations thereunder.

Section 9.	No Effect on Employee Benefit Plans or Programs.

The termination of the Officer’s employment during the Assurance Period or thereafter, whether by the Bank or by the Officer, shall have no effect on the rights and obligations of the parties hereto under the Bank’s qualified or non-qualified retirement, pension, savings, thrill, profit-sharing or stock bonus plans, group life, health (including hospitalization, medical and major medical), dental, accident and long term disability insurance plans or such other employee benefit plans or programs, or compensation plans or programs, as may be maintained by, or cover employees of the Bank from time to time; provided, however, that nothing in this Agreement shall he deemed to duplicate any compensation or benefits provided under any agreement, plan or program covering the Officer to which the Bank or Company is a party and any duplicative amount payable under any such agreement, plan or program shall be applied as an offset to reduce the amounts otherwise payable hereunder.

Section 10.	Successors and Assigns.

This Agreement will inure to the benefit of and be binding upon the Officer, his legal representatives and testate or intestate distributees, and the Company and the Bank and their respective successors and assigns, including any successor by merger or consolidation or a statutory receiver or any other person or firm or corporation to which all or substantially all of the assets and business of the Company or the Bank may be sold or otherwise transferred. Failure of the Bank to obtain from any successor its express written assumption of the Company’s or Bank’s obligations hereunder at least sixty (60) days in advance of the scheduled effective date of any such succession shall, if such succession constitutes a Change of Control, constitute Good Reason for the Officer’s resignation on or at any time during the Term following the occurrence of such succession.

Section 11.	Notices.

Any communication required or permitted to be given under this Agreement, including any notice, direction, designation, consent, instruction, objection or waiver, shall he in writing and shall he deemed to have been given at such time as it is delivered personally, or five (5) days after mailing if mailed, postage prepaid, by registered or certified mail, return receipt requested, addressed to such party at the address listed below or at such other address as one (1) such party may by written notice specify to the other party:

If to the Officer:

To the most recent address on file with the Company or the Bank

If to the Company or the Bank:

New Hampshire Thrift Bancshares, Inc.

9 Main Street, P.O. Box 9

Newport, NH 03773

Attention: Chairman, Compensation Committee of the Board of Directors

Section 12.	Indemnification for Attorneys’ Fees.

The Bank shall indemnify, hold harmless and defend the Officer against reasonable costs, including legal fees, incurred by him in connection with or arising out of any action, suit or proceeding in which he may be involved, as a result of his efforts, in good faith, to defend or enforce the terms of this Agreement; provided, however, that the Officer shall have substantially prevailed on the merits pursuant to a judgment, decree or order of a court of competent jurisdiction or of an arbitrator in an arbitration proceeding. The determination whether the Officer shall have substantially prevailed on the merits and is therefore entitled to such indemnification, be made by the court or arbitrator, as applicable. In the event of a settlement pursuant to a settlement agreement, any indemnification payment under this section 12 shall be made only after a determination by the members of the Board (other than the Officer and any other member of the Board to which the Officer is related by blood or marriage) that the Officer has acted in good faith and that such indemnification payment is in the best interests of the Bank. Any payment or reimbursement to effect such indemnification shall be made no later than the last day of the calendar year following the calendar year in which the Officer incurs the expense or, if later, within sixty (60) days after the settlement or resolution that gives rise to the Officer’s right to reimbursement; provided, however, that the Officer shall have submitted to the Bank documentation supporting such expenses at such time and in such manner as the Bank may reasonably require.

Section 13.	Severability.

A determination that any provision of this Agreement is invalid or unenforceable shall not affect the validity or enforceability of any other provision hereof.

Section 14.	Waiver.

Failure to insist upon strict compliance with any of the terms, covenants or conditions hereof shall not be deemed a waiver of such term, covenant, or condition. A waiver of any provision of this Agreement must be made in writing, designated as a waiver, and signed by the party against whom its enforcement is sought. Any waiver or relinquishment of any right or power hereunder at any one (1) or more times shall not be deemed a waiver or relinquishment of such right or power at any other time or times.

Section 15.	Counterparts.

This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same Agreement.

Section 16.	Governing Law.

This Agreement shall be governed by and construed and enforced in accordance with the federal laws of the United States and, to the extent that federal law is inapplicable, in accordance with the laws of the State of New Hampshire applicable to contracts entered into and to be performed entirely within the State of New Hampshire.

Section 17.	Headings and Construction.

The headings of sections in this Agreement are for convenience of reference only and are not intended to qualify the meaning of any section. Any reference to a section number shall refer to a section of this Agreement, unless otherwise stated.

Section 18.	Entire Agreement; Modifications.

This instrument contains the entire agreement of the parties relating to the subject matter hereof, and supersedes in its entirety any and all prior agreements, understandings or representations relating to the subject matter hereof. No modifications of this Agreement shall be valid unless made in writing and signed by the parties hereto. Notwithstanding the preceding sentence, this Agreement shall be construed and administered in such manner as shall be necessary to effect compliance with Section 409A and shall be subject to amendment in the future, in such manner as the Company and the Bank may deem necessary or appropriate to effect such compliance; provided that any such amendment shall preserve for the Officer the benefit originally afforded pursuant to this Agreement.

Section 19.	Required Regulatory Provisions.

The following provisions are included for the purposes of complying with various laws, rules and regulations applicable to the Bank:

(a) Notwithstanding anything herein contained to the contrary, in no event shall the aggregate amount of compensation payable to the Officer hereunder exceed three (3) times the Officer’s average annual compensation for the last live (5) consecutive calendar years to end prior to his termination of employment with the Bank (or for his entire period of employment with the Bank if less than five (5) calendar years).

(b) Notwithstanding anything herein contained to the contrary, any payments to the Officer by the Bank, whether pursuant to this Agreement or otherwise, are subject to and conditioned upon their compliance with Section 18(k) of the Federal Deposit Insurance Act (“FDI Act”), 12 U.S.C. §1828(k), and any regulations promulgated thereunder.

(c) Notwithstanding anything herein contained to the contrary, if the Officer is suspended from office and/or temporarily prohibited from participating in the conduct of the affairs of the Bank pursuant to a notice served under Section 8(e)(3) or 8(g)(1) of the FDI Act, 12 U.S.C. §1818(e)(3) or 1818(g)(1), the Bank’s obligations under this Agreement shall be suspended as of the date of service of such notice, unless stayed by appropriate proceedings. If the charges in such notice are dismissed, the Bank, in its discretion, may (i) pay to the Officer all or part of the compensation withheld while the Bank’s obligations hereunder were suspended and (ii) reinstate, in whole or in part, any of the obligations which were suspended.

(d) Notwithstanding anything herein contained to the contrary, if the Officer is removed and/or permanently prohibited from participating in the conduct of the Bank’s affairs by an order issued under Section 8(e)(4) or 8(g)(1) of the FDI Act, 12 U.S.C. §1818(e)(4) or (g)(1), all prospective obligations of the Bank under this Agreement shall terminate as of the effective date of the order, but vested rights and obligations of the Bank and the Officer shall not be affected.

(e) Notwithstanding anything herein contained to the contrary, if the Bank is in default (within the meaning of Section 3(x)(1) of the FDI Act, 12 U.S.C. §1813(x)(1), all prospective obligations of the Bank under this Agreement shall terminate as of the date of default, but vested rights and obligations of the Bank and the Officer shall not be affected.

(f) Notwithstanding anything herein contained to the contrary, all prospective obligations of the Bank hereunder shall he terminated, except to the extent that a continuation of this Agreement is necessary for the continued operation of the Bank: (1) by the Director of the OCC or his designee or the Federal Deposit Insurance Corporation (“FDIC”), at the time the FDIC enters into an agreement to provide assistance to or on behalf of the Bank under the authority contained in Section 13(c) of the FDI Act, 12 U.S.C. §1823(c); (ii) by the Director of the OCC or his designee at the time such Director or designee approves a supervisory merger to resolve problems related to the operation of the Bank or when the Bank is determined by such Director to be in an unsafe or unsound condition. The vested rights and obligations of the parties shall not be affected.

If and to the extent that any of the foregoing provisions shall cease to be required or by applicable law, rule or regulation, the same shall become inoperative as though eliminated by formal amendment of this Agreement.

Section 20.	Guaranty.

The Company hereby irrevocably and unconditionally guarantees to the Officer the payment of all amounts, and the performance of all other obligations, due from the Bank in accordance with the terms of this Agreement as and when due without any requirement of presentment, demand of payment, protest or notice of dishonor or nonpayment.

Section 21.	Payments to Key Employees

Notwithstanding anything in this Agreement to the contrary, to the extent required under Section 409A, no payment to be made to a key employee (within the meaning of Section 409A) shall be made sooner than the first day of the seventh (7th) month after such termination of employment; provided, however, that to the extent such delay is imposed by Section 409A as a result of a Change of Control as defined in section 1(b), the payment shall be paid into a rabbi trust for the benefit of the Officer as if the required delay was not imposed with such amounts then being distributed to the Officer as soon as permissible under Section 409A.

Section 22.	Involuntary Termination Payments to Employees (Safe Harbor).

In the event a payment is made to an employee only upon an involuntary termination of employment, as deemed pursuant to this Agreement, such payment will not be subject to Section 409A provided that such payment does not exceed two (2) times the lesser of (i) the sum of the Officer’s annualized compensation based on the taxable year immediately preceding the year in which termination of employment occurs or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which the Officer terminates service (the “Safe Harbor Amount”). However, if such payment exceeds the Safe Harbor Amount, only the amount in excess of the Safe Harbor Amount will be subject to Section 409A. In addition, if such Officer is considered a key employee, such payment in excess of the Safe Harbor Amount will be subject to the provisions of Section 21 of this Agreement. The Officer, the Company and the Bank agree that the termination benefits described in this section 22 are intended to be exempt from Section 409A pursuant to Treasury Regulation Section 1.409A-1(b)(9)(iii) as the safe harbor for separation pay due to involuntary separation from service.

IN WITNESS WHEREOF, the Bank and the Company have caused this Agreement to be executed and the Officer has hereunto set his hand, all as of the day and year first above written.

G. FRANK TEAS

LAKE SUNAPEE BANK, FSB

Attest:

By		By
	Name:	Name:
	Title:	Title:

NEW HAMPSHIRE THRIFT BANCSHARES, INC.
Attest:

By		By
	Name:	Name:
	Title:	Title: